  Exhibit 99.4

NEXTSOURCE MATERIALS INC.
NOTICE OF THE 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

I am pleased to give you notice that the 2020 annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of NextSource Materials Inc. (the “Company”) will be held at the Company’s offices at 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario on December 29, 2020 at 10:00 a.m. (Toronto time) for the following purposes:

1.
To receive the financial statements of the Company for the fiscal year ended June 30, 2020 and the Auditors’ Report thereon.

2.
To elect five (5) directors of the Company, each to hold their offices until the next annual meeting of the Shareholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal or death.

3.
To approve the re-appointment of MNP LLP, Chartered Accountants, as the Company’s auditors for the fiscal year ending June 30, 2021 and to authorize the Board of Directors to fix their remuneration.

4.
To ratify, confirm and approve, in accordance with the policies of the Toronto Stock Exchange, the Company’s new long-term incentive plan and certain outstanding awards issued and unallocated awards issuable thereunder.

5.
To approve an amendment to the articles of continuance of the Company, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding Shares in a ratio of between one-for-five and one-for-ten at any time prior to the one year anniversary of the Meeting, without further Shareholder approval; provided that all fractional Shares as a result of the share consolidation shall be automatically rounded up to the next whole Share.

6.
To transact other business as may properly come before the Meeting or any adjournments thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular of the Company dated November 20, 2020 (the “Circular”).

The Board of Directors has fixed the close of business on November 19, 2020 at 5:00 p.m. (Toronto time) as the record date for the Meeting. Only registered Shareholders at such time are entitled to notice of, and to vote at, the Meeting.

The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about December 7, 2020 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about December 7, 2020.

DUE TO COVID PHYSICAL DISTANCING RESTRICTIONS, ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING THE ENCLOSED FORM OF PROXY SINCE SHAREHOLDERS WILL NOT BE PERMITTED TO ATTEND THE MEETING IN PERSON.

Any shareholder that would like to attend the Meeting can join ELECTRONICALLY through Zoom using https://zoom.us/j/8234938921 or by dialing (647) 374-4685 and using Zoom meeting code 8234938921. Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by advising the Company of your intention to attend electronically at least three (3) business days prior to the Meeting date by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and contact information to info@nextsourcematerials.com.

All Shareholders are encouraged to submit your proxy votes online before the Meeting through voteproxyonline.com using the control number that has been provided on your proxy/voting instruction form. Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by requesting a ballot from the scrutineer at the start of the Meeting.

If you hold your Shares directly (that is, as a registered Shareholder), complete, date, sign and return the accompanying form of proxy in the enclosed envelope to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by 10:00 a.m. ET on December 23, 2020.

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If you hold your Shares in "street name", complete, date and sign the voting instruction form that has been provided by your broker, bank or other nominee and return it in the enclosed envelope in accordance with the instructions provided by your broker, bank or other nominee.

The Meeting for which this notice is given may be adjourned without further notice other than announcement at the Meeting or any adjournment thereof. Any business for which notice is hereby given may be transacted at any such adjourned Meeting.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Craig Scherba”
Craig Scherba,
President and Chief Executive Officer

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NEXTSOURCE MATERIALS INC.
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INTRODUCTION

Unless otherwise stated, the information contained in this Circular is as of November 20, 2020.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

All references to shareholders in this Circular and the accompanying Form of Proxy and Notice of Meeting are to be shareholders of record unless specifically stated otherwise.

All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “CAD”.

The Company is listed on the Toronto Stock Exchange (“TSX”) in Canada (ticker: NEXT), on the OTCQB in the United States of America (ticker: NSRC) and on the Frankfurt, Germany Stock Exchange (ticker: A1CXW3). Our principal business office is located at 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada M5X 2A2.

SOLICITATION OF PROXIES

This Circular is being sent to holders (the “Shareholders”) of Shares (the “Shares”) of NextSource Materials Inc. (the “Company”) in connection with the solicitation by or on behalf of management of the Company by its Board of Directors (the “Board”) in connection with the 2020 annual and special meeting of Shareholders (the “Meeting”) to be held 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, M5X 2A2 on December 29, 2020 at 10:00 a.m. (Toronto time), or at any adjournment or postponement thereof.

Proxies will be solicited primarily by mail but may also be solicited personally, by telephone or electronically by the regular employees of the Company at nominal costs. The proxy cut-off date for Shares to be voted in advance of the Meeting will be on December 23, 2020 at 10:00 a.m. (Toronto time).

Record Date

Registered Shareholders at the close of business on November 19, 2020, the record date for the Meeting, are entitled to receive this Circular and to vote at the Meeting and at any adjournment or postponement thereof. Shareholders have one vote per Share on each matter to be acted upon. A list of the registered Shareholders entitled to vote will be available at the Meeting and for 10 days prior to the Meeting, for any purpose germane to the Meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Toronto Time) at the Company’s principal office at 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada M5X 2A2.

The Meeting Materials will be available at https://docs.tsxtrust.com/2084 on or about December 7, 2020 and will remain on the website for one full year thereafter. Meeting Materials are also available upon request, without charge, by e-mail at TMXEInvestorServices@tmx.com or by calling toll-free 1-866-600-5869, or can be accessed online on SEDAR at www.sedar.com on or about December 7, 2020.

COVID Restrictions

DUE TO COVID PHYSICAL DISTANCING RESTRICTIONS, ALL SHAREHOLDERS ARE ENCOURAGED TO VOTE IN ADVANCE USING THE ENCLOSED FORM OF PROXY SINCE SHAREHOLDERS WILL NOT BE PERMITTED TO ATTEND THE MEETING IN PERSON.

Any shareholder that would like to attend the Meeting can join ELECTRONICALLY through Zoom using https://zoom.us/j/8234938921 or by dialing (647) 374-4685 and using Zoom meeting code 8234938921. Prior to attending, all attendees MUST obtain the Zoom meeting PASSCODE in order to login. The passcode can be obtained by advising the Company of your intention to attend electronically at least three (3) business days prior to the Meeting date by sending an email that includes your full name (as it appears on your proxy/voting instruction form) and contact information to info@nextsourcematerials.com.

All Shareholders are encouraged to submit your proxy votes online before the Meeting through voteproxyonline.com using the control number that has been provided on your proxy/voting instruction form. Shareholders that attend electronically and that have not already voted by proxy will be permitted to vote their Shares during the Meeting by requesting a ballot from the scrutineer at the start of the Meeting.

Registered Shareholders

If your Shares are registered directly in your name with the Company’s transfer agent, TSX Trust Company, you are considered, with respect to those Shares, a registered Shareholder. The meeting materials have been sent directly to you on the Company’s behalf at the address on file with TSX Trust Company. The Company has engaged the TSX Trust Company, to handle the setup, mailing and tabulation of proxies in relation to the Meeting.

Non-Registered Shareholders

If your Shares are held in “street name” through a broker, bank or other nominee (such as CDS & Co.), you are considered a non-registered Shareholder. In accordance with National Instrument 54-101 – Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to forward proxy solicitation materials to the non-registered Shareholders. The meeting materials have been forwarded, if requested, to you by your broker, bank or other holder of record who is considered, with respect to those Shares, the registered Shareholder. As a non-registered Shareholder, you have the right to direct your broker, bank or other holder of record on how to vote your Shares by using the voting instruction form included in the meeting materials or as otherwise provided to you by your broker, bank, or other nominee.

Appointment and Submission of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder has the right to appoint a person or company (who need not be a Shareholder of the Company), other than the persons designated in the accompanying form of proxy or voting instruction form, to represent the Shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy or voting instruction form. In all cases, the completed proxy is to be delivered to the TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department, by December 23, 2020 at 10:00 a.m. (Toronto time). You can also submit your proxy votes online through voteproxyonline.com and using the control number that will be provided on the Proxy/VIF.

Manner of Voting and Exercise of Discretion by Proxies

Your Shares will be voted at the Meeting in accordance with the instructions contained in the form of proxy or voting instruction form. Your Shares will be voted for, against or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

IF YOU RETURN A SIGNED FORM OF PROXY OR VOTING INSTRUCTION FORM WITHOUT INDICATING YOUR VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE MATTERS PUT FORTH AT THE MEETING.

The grant of a proxy on the enclosed form of proxy or voting instruction form does not preclude a Shareholder from voting in person. Shareholders that attend electronically will be permitted to vote their Shares during the Meeting by requesting a ballot from the scrutineer at the start of the Meeting.

Revocability of Proxies

A Shareholder may revoke a proxy at any time prior to your proxy being voted: (i) by delivering to the Company’s President and Chief Executive Officer, prior to the Meeting, a written notice of revocation bearing a later date or time than the proxy; or (ii) by timely delivery of a valid, later dated proxy; or (iii) by electronically attending the Meeting and voting in person. Attendance at the Meeting will not by itself constitute revocation of a proxy. If an adjournment occurs, it will have no effect on the ability of registered Shareholders as of the record date to exercise their voting rights or to revoke any previously delivered proxies. We do not expect to adjourn the Meeting for a period of time long enough to require the setting of a new record date.

Quorum and Approval

The presence in person or by proxy of two persons holding at least ten percent (10%) of the outstanding Shares of the Company constitutes a quorum for the Meeting. There are no cumulative voting rights. The scrutineer who will be appointed for the Meeting will tabulate votes cast by proxy or in person and will determine whether or not a quorum is present.

Unless otherwise noted, approval of matters to be placed before the Meeting are by “ordinary resolution”, which is a resolution passed by a simple majority (50% plus 1) of the votes cast by Shareholders of the Company entitled to vote and present in person or represented by proxy.

Solicitation Costs

The Company will pay the cost of solicitation of proxies on behalf of the Board. In addition to mail, proxy solicitation may be made through other means, including by telephone, electronically, and personal interview by our officers, directors and employees.  The Company does not intend to pay for an intermediary to deliver to Objecting Beneficial Owners, or “OBOs” (within the meaning of such term under NI 54-101, the proxy-related materials and Form 54-101F7), and therefore OBOs will not receive the materials unless their intermediary assumes the costs of delivery. The Company is sending proxy related material to Non-objecting Beneficial Owners.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

No director or officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year-end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter of business to be acted upon at the Meeting, other than the election of directors of the Company, the LTIP Plan Resolution, and as may otherwise be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issued an unlimited number of Shares.

As of the date hereof, the Company has 598,073,572 Shares issued and outstanding, all of which are Shares, each of which carries the right to one vote on all matters that may come before the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or Company beneficially owns, or controls or directs, directly or indirectly, Shares carrying in excess of 10% of the voting rights attached to all outstanding Shares of the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”) and are intended to be covered by the safe harbors provided by such regulations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are not guarantees of future performance. They are based on current expectations that involve a number of risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. The assumptions underlying our forward-looking statements are based on judgments with respect to a number of factors that are difficult or impossible to predict accurately, and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized.

Important factors that may cause our actual results to differ from our forward-looking statements include, but are not limited to, the timing of the completion of any share consolidation (“Share Consolidation”) at the sole discretion of the Board and the risks outlined in the annual information form of the Company dated September 22, 2020 (the “Annual Information Form”) as well as risks discussed elsewhere in this Circular.

In light of the significant uncertainties inherent in our forward-looking statements, there can be no assurance that the forward-looking statements contained in this Circular will in fact occur, and the inclusion of such forward-looking statements in this Circular should not be construed as a representation by us or any other person that our predicted or expected outcomes will be achieved. You should carefully consider the risks disclosed in this Circular and in the Annual Information Form before deciding how to vote.

Additionally, you are cautioned that our Company does not have a policy of updating or revising forward-looking statements, other in in compliance with applicable securities laws, and thus, you should not assume that silence by our management over time means that actual events are bearing out as estimated in such forward-looking statements.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.
FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended June 30, 2020, together with the auditor’s report thereon, will be presented to the Shareholders at the Meeting. The Company’s financial statements and management discussion and analysis are on available on SEDAR at www.sedar.com.

2.
ELECTION OF DIRECTORS

General Information

Under TSX rules, listed issuers must elect directors annually, elect directors individually and publicly disclose the votes received for the election of each director by news release. The Company’s practice is to hold annual elections for directors and at meetings of Shareholders called for this purpose. Each director is elected individually. The Company will disclose the votes each nominee for election receives by way of press release in Canada.

Under the Company’s existing articles and by-laws, the number of directors of the Company shall consist of a minimum of one director and a maximum of ten directors. Directors of the Company will hold their offices until the next annual meeting of Shareholders or until their successors have been duly elected and qualified or until the earlier of resignation, removal of office or death. Executive officers of the Company are appointed by the Board to serve until their successors are elected and qualified.

Advance Notice Provision

The Company’s existing by-laws include an advance notice provision for nominations of directors by Shareholders in certain circumstances. As at the date hereof, the Company had not received notice of any director nomincations in connection with the Meeting within the time periods prescribed under the advance notice provision. A copy of the Company’s advance notice provision is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Majority Voting Policy

The Company has adopted a majority voting policy stipulating that if the votes in favour of the election of a director nominee at a Shareholders’ meeting represent less than a majority of the Shares voted and withheld at such meeting, the nominee will submit their resignation promptly after such meeting, for the Nomination Committee’s consideration. The Nomination Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nomination Committee or Board deliberations relating to the resignation offer. The policy does not apply in circumstances involving a proxy battle or contested director elections.

Nominated Directors

The following table sets forth the name, province or state and country of residence, age, Company position and principal occupation of the five (5) nominated directors of the Company as well as the shareholdings of each director. There are no family relationships between any director or executive officer of the Company.

Name	Age	Company Position	Principal Occupation (1)	Director Since	# and % of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Brett Whalen (3) (Markham, ON, Canada)	45	Non-Executive Chairman of the Board of Directors	Investor	July 2020	6,500,000 (1.1%)
Craig Scherba (Oakville, ON, Canada)	48	Director, and President & Chief Executive Officer		January 2010	600,000 (0.1%)
Robin Borley (Johannesburg, South Africa)	52	Director, and Senior Vice President – Mine Development,		December 2013	5,743,413 (1.0%)
Christopher Kruba (3)(4)(5)(6) (Windsor, ON, Canada)	45	Director	Vice-President and Senior Counsel of Nostrum Capital Corporation	December 2020	2,900,000 (0.5%)
David McNeely (3)(4)(5)(6) (Surrey, BC, Canada)	58	Director	Physician	December 2020	31,600,000 (5.3%)

(1) Other than Company Position as described by the respective individual.
(2) The number of securities beneficially owned or controlled or directed, directly or not directly, is not within the knowledge of the Company and has been furnished by the respective individual.
(3) Brett Whalen, Christopher Kruba and David McNeely are independent directors of the Company.

(4) Members of the Audit Committee are Christopher Kruba (Chair), David McNeely and Dean Comand.
(5) Members of the Nomination Committee are Dean Comand (Chair), Christopher Kruba, and David McNeely.
(6) Members of the Compensation Committee are Dean Comand (Chair), Christopher Kruba, and David McNeely.
(7) Mr. Dean Comand has declined to be renominated to the Board of Directors and will resign on December 29, 2020.

Biographies of the Nominated Directors of the Company

Brett Whalen (Markham, Canada)

Mr. Whalen has been a director since July 2020 and was appointed as Non-Executive Chairman in July 2020. Mr. Whalen has over 20 years of investment banking and M&A expertise, spending over 16 of those years at Dundee Corporation (Dundee Corp.). During his tenure at Dundee Corp., Mr. Whalen was directly involved in completing approximately $2 billion in M&A deals and helped raise over $10 billion dollars in capital to the resource sector. Mr. Whalen became Vice President and Portfolio Manager of Goodman and Company (a division of Dundee), and was President and CEO of the CMP Group of Companies. Mr. Whalen has held Board seats of several TSX-listed and privately held companies and holds a BA (Honours) degree in Economics and Finance from Wilfrid Laurier University.

Craig Scherba, P.Geol. (Oakville, Canada)

Mr. Scherba was appointed as the President and Chief Executive Officer of the Company in August 2015 and has been a director since January 2010. Mr. Scherba served as President and Chief Operating Officer from September 2012 to August 2015 and Vice President, Exploration of the Company from January 2010 to September 2012. Mr. Scherba has been a professional geologist (P. Geol.) since 2000, and his expertise includes supervising large Canadian and international exploration. Mr. Scherba also serves as Vice President, Exploration of MacDonald Mines Exploration Ltd, Red Pine Exploration Inc. and Honey Badger Exploration Inc. which are resource exploration companies trading on the TSX Venture Exchange. In addition, Mr. Scherba was professional geologist with Taiga Consultants Ltd. (“Taiga”), a mining exploration consulting company from March 2003 to December 2009. He was a managing partner of Taiga between January 2006 and December 2009. Mr. Scherba was an integral member of the exploration team that developed Nevsun Resources’ high-grade gold, copper and zinc Bisha project in Eritrea. While at Taiga, Mr. Scherba served as the Company's Country and Exploration Manager in Madagascar during its initial exploration stage.

Robin Borley (Johannesburg, South Africa)

Mr. Borley was appointed our Senior Vice President (“SVP”) of Mine Development in December 2013 and has been a director since December 2013. Mr. Borley is a Graduate mining engineering professional and a certified mine manager with more than 25 years of international mining experience building and operating mining ventures. He has held senior management positions both internationally and within the South African mining industry. Until October 2014, Mr. Borley served as Mining Director for DRA Mineral Projects. In addition, Mr. Borley was instrumental as the COO of Red Island Minerals in a developing a Madagascar coal venture. His diverse career has spanned resource project management, evaluation, exploration and mine development. Robin has completed several mine evaluations including operational and financial evaluations of new and existing operations across a diverse range of resource sectors. He has experience in the management of underground and surface mining operations from both the contractor and owner miner environments. From 2006 through to 2012, Robin participated in the BEE management buy-out transaction of the Optimum Colliery mining property from BHP, through its independent listing and its ultimate sale to Glencore in December 2012.

Christopher Kruba (Windsor, Canada)

Christopher R. Kruba has been a director since December 2019. Mr. Kruba is Vice-President and Senior Counsel to Nostrum Capital Corporation. Nostrum Capital Corporation is part of the Toldo Group, which is a group of privately held related corporations based in Windsor, Ontario, Canada. The Toldo Group corporations are involved in various manufacturing industries and they have invested in a global diversified list of asset-based corporations. In addition to his responsibilities as counsel, Mr. Kruba serves on the Toldo Group investment committee and assists in overseeing a diversified portfolio of assets and investments. Prior to joining the Toldo Group in 2000 Mr. Kruba practiced law at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba is a graduate of the University of Windsor’s Faculty of Law and he is a Member of the Law Society of Ontario.

David McNeely (Surrey, Canada)

Dr. McNeely has been a director since December 2019. He has over 25 years of experience as a Physician and also brings significant experience resulting from work in Departmental Administration, Program Development and Review, Patient Safety and Advocacy, Contract Negotiations, Regulatory and Professional Practice Oversight, and University Student Education. He has volunteered with medical missions to Inuvik, NWT and Ulaanbaatar, Mongolia and understands the important relationship between health and responsible environmental/social stewardship. Dr. McNeely has been an active front-line worker through the COVID-19 Pandemic, having worked on the Airway Team at Surrey Memorial Hospital, a COVID referral center, and in policy development and implementation for this crisis. He is a major shareholder of NextSource Materials.

Recommendation

The Board recommends that Shareholders vote “FOR” the election of each of the nominated directors.

3.
APPROVAL OF RE-APPOINTMENT OF MNP LLP AS AUDITORS

General Information

At the Meeting, the Shareholders will vote to ratify the re-appointment of MNP LLP, as the Company’s auditors for the fiscal year ending June 30, 2021 and to authorize the Board to fix their remuneration. MNP LLP served as auditor for the fiscal year ended June 30, 2020. We do not expect a representative of MNP LLP to be present at the Meeting.

The Board has selected MNP LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2021. If Shareholders fail to ratify the selection, it will be considered as a direction to the Board to consider the selection of a different firm. Even if the selection is ratified, the Board in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and Shareholders.

Recommendation

The Board recommends that Shareholders vote “FOR” the ratification of the re-appointment of MNP LLP, as the Company’s auditors for the fiscal year ending June 30, 2021 and to authorize the Board to fix their remuneration.

4.
SHAREHOLDER APPROVAL OF LONG TERM INCENTIVE PLAN

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the following resolution to approve the Long Term Incentive Plan and the unallocated Awards issuable thereunder (the “LTIP Plan Resolution”):

“WHEREAS the Board of Directors of the Company approved on November 18, 2020 the adoption of an long-term incentive plan (the “LTIP Plan”) of the Corporation, as set out in the management information circular of the Company dated November 20, 2020 (the “Circular”), for the benefit of directors, officers, senior executives and other employees of the Company or a subsidiary, consultants and service providers providing ongoing services to the Company and its affiliates;

AND WHEREAS under the LTIP Plan, the total number of Shares reserved and available for grant and issuance pursuant to Awards (as defined under the LTIP Plan) under the LTIP Plan, shall not exceed a number of Shares equal to ten percent (10%) of the total issued and outstanding Shares of the Company at the time of granting of Awards (on a non-diluted basis);

AND WHEREAS since the LTIP Plan was adopted by the Board, on November 18, 2020, the Board of Directors of the Company granted 5,174,440 RSUs to the officers of the Corporation under the LTIP Plan (the “Granted RSUs”) which are subject to shareholder ratification. The Granted RSUs have an exercise price of $Nil, will vest upon achieving a project financing milestone and 33.33% of the RSUs will expire on each of Feb 16, 2021, August 16, 2021 and Feb 16, 2022;

NOW THEREFORE BE IT HEREBY RESOLVED THAT:

1.
the LTIP Plan as set out in the Circular be and is hereby approved;

2.
the Granted RSUs as set out in the Circular be and are hereby ratified;

3.
the Company be and is hereby authorized to grant Awards to acquire up to 10% of the issued and outstanding common shares in the capital of the Company from time to time in accordance with the terms of the LTIP Plan; and

4.
any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.”

Recommendation

The Board recommends that Shareholders vote “FOR” the LTIP Plan Resolution.

General Information About the LTIP Plan

On November 18, 2020, the Board adopted a new long-term incentive plan for the Company (the “LTIP Plan”). Prior to the adoption of the LTIP Plan by the Board, the security-based compensation plans which the Company had available in order to attract, retain and motivate directors, officers, senior executives and other employees of the Company and consultants and service providers providing ongoing services to the Company, were its existing stock option plans (the “Existing Option Plans”), pursuant to which the Board was able to grant stock options to such individuals. With the growth of the Company’s business subsequent to adoption of the Existing Option Plans, the Board determined it was in the best interests of the Company to adopt a new security-based compensation plan which would provide the Board with the ability and flexibility to make broader and different forms of equity rewards as part of its need to retain a competitive compensation structure for its directors, officers, executives, employees, consultants and service providers.

Consequently, the Board adopted the LTIP Plan as a means to grant options (“Options”), restricted share units (“RSUs”), deferred share units (“DSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”, and together with the Options, the RSUs, the DSUs and the SARs, the “Awards”) to directors, officers, senior executives and other employees of the Company or a subsidiary, consultants and service providers providing ongoing services to the Company and its affiliates (“Eligible Participants”, and when such Eligible Participants are granted Awards (as defined below), the “Participants”) in order to attract, retain and motivate such persons as individuals whose skills, performance and loyalty to the objectives and interests of the Company are necessary to the Company’s success, to incentivize them to continue their services for the Company, and to align their interests with those of the Company.

A complete copy of the LTIP Plan is set out in Appendix “C” of this Circular, and a summary of the material provisions of the LTIP Plan is set out below.

The adoption of the LTIP Plan by the Board was subject to approval of the LTIP Plan by the Shareholders in accordance with the rules of the TSX. Under TSX rules, security-based compensation arrangements that are “evergreen plans”, like the LTIP Plan, which contain provisions which provide for the replenishment of the number of securities reserved when Awards are exercised, must be approved by shareholders upon adoption and every three years thereafter. Accordingly, at the Meeting, Shareholders will be asked to approve the LTIP Plan and the unallocated Awards issuable pursuant to the LTIP Plan, as set out below. If approval of the LTIP Plan is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated Awards under the LTIP Plan until the Company’s 2023 annual Shareholders’ meeting (provided that such meeting is held on or prior to December 29, 2023).

Since the LTIP Plan was adopted by the Board, 5,174,424 RSUs have been granted to the officers of the Corporation under the LTIP Plan (the “Granted RSUs”). The Granted RSUs have an exercise price of $nil, will vest upon achieving a project financing milestone and 33.33% of the RSUs will expire on each six (6) month anniversary of the grant.

The Granted RSUs cannot be exercised until such time that the Shareholders have approved and ratified the LTIP Plan and the grant of the Granted RSUs. Should Shareholders fail to approve the LTIP Plan, the Granted RSUs will be cancelled forthwith (but could then be replaced by stock options under the Existing Option Plan as an alternative to the LTIP Plan).

Summary of the LTIP Plan

The following is a summary of the material provisions of the LTIP Plan:

Administration
The LTIP Plan is administered and interpreted by the Board. The Board may decide by resolution to appoint a committee of at least three members to administer and interpret the LTIP Plan. The Board and the committee may also delegate to one or more officers of the Company, or to a committee of such officers, the authority, subject to such terms and limitations as the Board or the committee may determine, to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend or terminate Awards.

Eligibility	The persons eligible to receive Awards are the Eligible Participants.
Reserve Maximum
Subject to adjustment, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the LTIP Plan shall not exceed a number of Shares equal to ten percent (10%) of the total issued and outstanding Shares of the Company at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the Shareholders of the Company from time to time.

The LTIP Plan is a “rolling plan” and “evergreen plan”. This means any increase in the issued and outstanding Shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of Shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the LTIP Plan.

Current Reserve
As of the date of this Circular, the Company had 598,073,572 Shares issued and outstanding. Consequently, 59,807,357 Shares are available to be reserved for issuance under the Company’s security-based compensation plans. This represents 10% of the issued and outstanding Shares.

The Company does not currently have any other security-based compensation plan other than the Existing Option Plans, under which stock options to acquire 36,250,000 Shares have been granted as of the date of this Circular. This represents 6.1% of the issued and outstanding Shares. No additional stock options will be granted under the Existing Option Plans. The stock options granted under the Existing Option Plans are in addition to any Awards which may be made under the LTIP Plan. The exercise, cancellation or expiration of the stock options granted under the Existing Option Plans will make new grants available under the LTIP Plan.

Accordingly, as of the date of this Circular, there is a current reserve of 23,557,357 Shares available to be reserved for issuance under the LTIP Plan. This is equivalent to 3.9% of the issued and outstanding Shares.

Participation Limits	The LTIP Plan does not include insider participation limits.
Market Value as of Grant
Options

The option price for Shares that are the subject of any Option shall be determined by the Board at the time the Option is granted, but may not be less than Market at the time of grant. The terms of the LTIP Plan allow for the exercise of an Option on a cashless basis subjet to approval by the Board o Directors. The number of Shares received on the cashless exercise of an Option is determined by taking (i) the difference between (A) the Market Value and (B) the exercise price of such Option, (ii) multiplying that difference by the number of Shares to which such Option relates, and then (iii) dividing that product by the Market Value.

DSUs

Each Eligible Participant may elect, once each calendar year, to be paid a percentage of his or her annual retainer in the form of DSUs. The number of DSUs an Eligible Participant is entitled to receive is calculated by taking (i) the percentage elected by the Eligible Participant, (ii) multiplying that percentage by the Eligible Participant’s annual retainer, and then (iii) dividing that product by the Market Value.

RSUs

The purchase price of an RSU is determined by the Board and may be zero.

SARs

The exercise price of a SAR shall be fixed by the Board, but may not be less than the Market Value at the time of grant. Upon exercise, the holder is entitled to receive the number of Shares equal to the excess of the Market Value on the effective date of such exercise over the exercise price of the SAR.

Retention Awards

A retention award entitles an Eligible Participant to receive the number of Shares that is equal to the retention payment divided by the Market Value on the vesting date of the retention award, disregarding fractions and less any amounts withheld for taxes.

“Market Value” means at any date when the Market Value of Shares of the Company is to be determined, and (i) if the Shares of the Company are listed on the TSX, the “market price” as defined in Part I of the TSX Company Manual, as same may be amended, supplemented or replaced from time to time; or (ii) if the Shares of the Company are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith.

Market Appreciation/Dividend Payment
The LTIP Plan contemplates the award of SARs.

In addition, a holder of DSUs and RSUs is entitled to receive additional DSUs or RSUs (or fractions thereof) when dividends are declared and paid on Shares. The additional DSUs and RSUs are based on (i) the actual amount of dividends that would have been paid if the Participant had held Shares under the LTIP Plan on the applicable record date divided by (ii) the Market Value on the date on which the dividends on Shares are payable.

Vesting
Options

The Board shall, from time to time by resolution, determine the vesting provisions of the Options.

DSUs

The Board may, at the time of grant, make DSUs subject to restrictions and conditions (i.e. continuing employment or achievement of pre-established performance goals). DSUs are exercisable immediately following the date a Participant resigns or is terminated.

RSUs

The relevant conditions and vesting provisions of a RSU are determined by the Board (including the performance period and criteria, if any). In making its determination regarding the vesting requirements applicable to any RSUs, the Board shall ensure that such requirements are not considered a “salary deferral arrangement” for purposes of applicable legislation. The Board also sets a date upon which it is determined whether the vesting conditions with respect to RSUs have been met (the “RSU Vesting Determination Date”). This then establishes the number of RSUs that become vested. The RSU Vesting Determination Date cannot fall outside the period (the “Restricted Period”) that ends on December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made. Any RSU that remains unvested on the RSU Vesting Determination or at the end of the Restricted Period, whichever is earlier, is cancelled.

SARs

The relevant conditions and vesting provisions of a SAR are determined by the Board (including the performance period and criteria, if any).

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Term
Options

The Board shall determine the period in which an Option is exercisable. An Option cannot expire later than ten (10) years from the date it is granted.

DSUs

A Participant may redeem his or her DSUs up to the 120th day after the date of his or her termination.

RSUs

The Board shall determine the Restricted Period, provided such Restricted Period cannot expire later than December 31 of the year that is three (3) years after the calendar year in which the grant of RSUs was made.

SARs

The Board shall determine the period during which a SAR is exercisable, provided such period cannot expire more than ten (10) years from the date the SAR was granted.

Retention Awards

The relevant conditions and vesting provisions of a Retention Award are determined by the Board (including the performance period and criteria, if any).

Cessation
Options, SARs and Retention Awards

Termination for Cause.

Any Option, SAR or Retention Award, or any unexercised or unvested portion thereof, shall terminate when a Participant ceases to be an Eligible Participant for “cause”. “Cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the any code of conduct of the Company (or equivalent policy) and any reason determined by the Company to be cause for termination.

Death.

Any vested Option, SAR or Retention Award or the unexercised portion thereof (“Vested Award”), may be exercised by the estate of a Participant if such Participant dies while he or she is an Eligible Participant. However, a Vested Award must be exercised (i) within one (1) year of the Participant’s death or (ii) prior to the expiration of the original term of such Vested Award, whichever is earlier.

Disability.

Any Option, SAR or Retention Award, or any unexercised portion thereof, may be exercised by the Participant or his/her representative as the rights to exercise accrue. However, the Award must be exercised (i) within three (3) years of the disability, (ii) until the Participant becomes eligible for long-term disability benefits, or (iii) prior to the expiration of the original term of the Award, whichever is earlier.

Other.

If a Participant ceases to be an Eligible Participant for any reason other than for “cause”, death, or disability, the right to exercise an Option, SAR or Retention Award shall be limited to and expire on the earlier of (i) one (1) year after the date the Participant ceases to be an Eligible Participant or (ii) the expiry date of the Award set forth in the agreement pursuant to which the Award was granted.

RSUs

Termination for Cause.

Any unvested RSUs credit to a Participant’s account shall be forfeited and cancelled immediately upon such Participant ceasing to be an Eligible Participant for “cause” or by resignation.

Cessation of Employment.

When a Participant retires, becomes eligible to receive long-term disability benefits, or has his or her employment terminated for reasons other than “cause” or by reason of injury or disability, such Participant’s participation in the LTIP Plan shall be terminated immediately. Unvested RSUs shall remain in effect until the applicable RSU Vesting Determination Date.

Retirement.

If a Participant retires and becomes involved in another business or activity in the cannabis industry prior to the applicable RSU Determination Date, then (i) if the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled, or (ii) if the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Company.

Death.

If a Participant dies, his or her participation in the LTIP Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such deceased Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such deceased Participant is entitled to receive the number of Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Company.

Leave of Absence.

If a Participant voluntarily takes a leave of absence, his or her participation in the LTIP Plan terminates immediately. All unvested RSUs remain in effect until the RSU Vesting Determination Date. If the Board determines the vesting conditions have not been met on the RSU Vesting Determination Date, the unvested RSUs of such Participant shall be forfeited and cancelled. If the Board determines the vesting conditions have been met on the RSU Vesting Determination Date, such Participant is entitled to receive the number of Shares he or she is entitled to in respect of such RSUs adjusted for the length of service provided by the Participant to the Company.

Assignability
Awards granted under the LTIP Plan are transferrable or assignable only to a “permitted assign”. A permitted assign means the spouse of a Participant or a trustee, holding entity, or RRSP/RRIF of the Participant or his or her spouse.

Amendments
The Board may amend the LTIP Plan or any Award without consent of the Participants provided that the amendment shall:

● not adversely alter or impair any Award previously granted;

● be subject to any regulatory approvals;

● be subject to Shareholder approval, where required, provided that Shareholder approval is not required for following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of any Award; (iii) the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the LTIP Plan reserve; and (iv) the addition of or amendment to any form of financial assistance.

The Board needs Shareholder approval to make the following amendments:

● any change to the maximum number of Shares issuable under the LTIP Plan, except any increase due to an adjustment or due to the evergreen nature of the plan;

● any amendment that reduces the exercise price of an Award;

● any amendment that extends the expiry date of an Award;

● any amendment that changes the Eligible Participants;

● any amendment that would permit an Award to be transferable or assignable other than as currently permitted; and

● any amendment to the amendment provisions of the LTIP Plan.

Shares held directly or indirectly by insiders that may benefit from certain amendments shall be excluded from voting when obtaining Shareholder approval.

Financial Assistance	The LTIP Plan does not contain any form of financial assistance.
Ratification	The Granted RSUs are subject to ratification.
Black-out Period
If the expiration date of an Option or SAR falls within a black-out period or within the ten (10) business days following the end of the black-out period, then the expiration of the Option or SAR is extended to the tenth (10th) business day following the end of the black-out period.

Change of Control
In the event of a “Change in Control”, a reorganization of the Company, an amalgamation of the Company, an arrangement involving the Company, a take-over bid (as that term is defined in the Securities Act (Ontario)) for all of the Shares or the sale or disposition of all or substantially all of the property and assets of the Company, the Board may make such provision for the protection of the rights of the Participants as the Board in its discretion considers appropriate in the circumstances.

“Change in Control” means an event whereby (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Shares or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities of the Company to which is attached the right to elect the majority of the directors of the Company; (iii) the Company undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Board adopts a resolution to the effect that a Change in Control as defined herein has occurred or is imminent.

Adjustments
The LTIP Plan may be adjusted if certain changes are made to the Company’s capitalization (e.g. subdivision, consolidation or reclassification of or a distribution of assets on (other than an ordinary course dividend) the Shares) in order to preclude a dilution or enlargement of the benefits due to Participants under the LTIP Plan.

5.
APPROVAL OF SHARE CONSOLIDATION

The special resolution approving the Share Consolidation (the “Share Consolidation Resolution”) must be approved by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting or any adjournment or postponement thereof.

The text of the Share Consolidation Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.
the amendment to the articles of continuance of the Company, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten at any time prior to the one year anniversary of the date hereof, without further shareholder approval; provided that all fractional common shares as a result of the share consolidation shall be automatically rounded up to the next whole common share, is hereby authorized and approved; and

2.
any one director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to these resolutions.”

Proxies received in favour of management will be voted in favour of the Share Consolidation Resolution, unless the Shareholder has specified in the proxy that his, her or its Shares are to be voted against the Share Consolidation Resolution.

Recommendation

The Board recommends that Shareholders vote “FOR” the approval of the Share Consolidation and amending the articles of continuance of the Company to effect the Share Consolidation at the discretion of the Board as outlined above.

General Information About the Share Consolidation

At the annual and special meeting of our Shareholders held on December 2, 2019, Shareholders approved a Share Consolidation on materially the same terms as stated herein. The previously passed resolution granted the Board the discretion to implement the Share Consolidation for a period of one year.

Over the course of the previous year, the Board considered the timing for implementing the Share Consolidation, however, as a result of market conditions, determined that it was in the Company’s best interest not to implement the Share Consolidation. The Board will continue to monitor market conditions to determine the appropriate time to implement the Share Consolidation, however, the previously-approved Share Consolidation may not be completed following the one-year anniversary of the date the previous resolution was passed. Accordingly, you are being asked to approve the Share Consolidation again at the Meeting.

The Board has determined that it is advisable and in the Company’s and the Shareholders’ best interests to restructure the Company’s capital and has directed the proposal in respect of the Share Consolidation be submitted to Shareholders to authorize the Board, in its sole discretion, to effect a Share Consolidation (or reverse stock split), at an exchange ratio of not less than 1-for-5 and not greater than 1-for-10 (the “Exchange Ratio”), as shall be determined in the sole discretion of the Board, on the terms described in this Circular. A more detailed discussion of the Share Consolidation is presented below.

The Board’s primary objective in seeking authority to effect a Share Consolidation is to increase the per-Share trading price of the Shares. The Board believes that the low market price of the Shares impairs the Company’s marketability and acceptance by institutional investors and other members of the investing public and creates a negative impression of the Company. Theoretically, decreasing the number of Shares outstanding should not, by itself, affect the marketability of the Shares, the type of investor who would be interested in acquiring them, or the Company’s reputation in the financial community. In practice, however, many investors and market makers consider low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such shares. The presence of these negative perceptions may adversely affect not only the pricing of the Shares but also the trading liquidity. In addition, these perceptions may affect the Company’s commercial business and the Company’s ability to raise additional capital through equity and debt financings. The Board will determine whether to effect a Share Consolidation and, if so, pursuant to which Exchange Ratio, based upon a number of market and business factors deemed relevant by the Board at that time, including, but not limited to:

(i)
historical trading price and volumes of the Shares;

(ii)
existing marketability and liquidity of the Shares and the expected impact of a Share Consolidation on the trading market, including the anticipated post-split market price, for the Shares;

(iii)
potential business and strategic alternatives, if any, that are available to the Company at that time; and

(iv)
stock market and economic conditions.

If the Board elects to effect a Share Consolidation, the Company shall issue a press release announcing the terms, Exchange Ratio and effective date of the Share Consolidation before the Company files an amendment to the articles of continuance with the authorities that administer the CBCA.

The following table contains examples of approximate information, as of the date hereof, relating to the impact of the Share Consolidation on the Shares based on certain of the Exchange Ratios available for selection by the Board, without giving effect to any adjustments for fractional Shares:

Status	Number of Shares Issued and Outstanding (1)	Number of Shares Reserved for Future Issuance (2)	Total Number of Shares Fully Diluted
Pre-Consolidation	598,073,572	86,752,702	684,826,274
Post-Consolidation 1:5 ratio	119,614,714	17,350,540	136,965,255
Post-Consolidation 1:6 ratio	99,678,929	14,458,784	114,137,712
Post-Consolidation 1:7 ratio	85,439,082	12,393,243	97,832,325
Post-Consolidation 1:8 ratio	74,759,197	10,844,088	85,603,284
Post-Consolidation 1:9 ratio	66,452,619	9,639,189	76,091,808
Post-Consolidation 1:10 ratio	59,807,357	8,675,270	68,482,627

(1)	Number of Shares Issued and Outstanding does not take into account the treatment of any fractional Shares. See “Treatment of fractional shares.”
(2)	Shares reserved for issuance pursuant to outstanding Options and Warrants.

Upon implementation of the Share Consolidation, the number of Shares that are issued and outstanding would immediately and automatically be reduced, as of the effective date of the Share Consolidation, by a factor equal to the Exchange Ratio and the number of Shares subject to outstanding stock options granted by Company (“Options”) and common share purchase warrants issued by the Company (“Warrants”) would be reduced proportionately and the respective exercise prices would be increased proportionately.

For example, as of the date hereof, there are 598,073,572 Shares issued and outstanding and 86,752,702 Shares reserved for issuance pursuant to outstanding Options, RSUs (if the LTIP Plan Resolution is approved by Shareholders) and Warrants, resulting in 684,826,274 Shares on a fully diluted basis. If the Exchange Ratio selected by the Board is 1-for-5, after the Share Consolidation, there would be 119,614,714 Shares issued and outstanding and 17,350,540 Shares reserved for issuance pursuant to outstanding Options, RSUs and Warrants, resulting in 136,965,255 Shares on a fully diluted basis.

A Share Consolidation would affect all Shareholders uniformly and would have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional Shares (as described below).

Potential Benefits of the Share Consolidation

In addition to an increase in the number of authorized and unissued Shares that would result from implementing a Share Consolidation, there are other considerations affecting the Board’s decision to seek approval from Shareholders to effect a Share Consolidation:

Increased Share Price

If the Board determines to implement a Share Consolidation, the price per Share would increase, at least initially, which could return the Share price to a more favorable level. An increase in the per-Share cost of the Shares should enhance the acceptability and marketability of the Shares to the financial community and investing public. Many institutional investors have policies prohibiting them from holding lower-priced shares in their portfolios, which reduces the number of potential buyers for the Shares. If the Shares traded at a higher price, the Company could potentially meet investing guidelines of institutional investors and investment funds who do not currently consider the Shares to be an eligible investment.

Moreover, advisors and analysts at many broker-dealers are reluctant to recommend lower-priced shares and do not as a practice follow the trading activity of lower-priced shares, or if they do follow lower-priced shares frequently require additional monitoring activities.

Increasing the Company’s Share price may make it easier for individual brokers to recommend the Shares, which could generate increased interest in the Shares. If the Company were to generate increased interest in the Shares, the Company anticipates that the Shares potentially would have greater liquidity. However, there can be no assurance that a Share Consolidation would result in any increased interest in the Shares, or that the Shares would achieve a price level that would meet investing guidelines of institutional investors who have not considered investing in the Shares.

Reduced Trading Expense

As investors tend to pay commissions based on the number of shares traded, commissions on lower-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares. As a result, investors in lower-priced shares pay transaction costs which are a higher percentage of their total value, which may limit interest in the Shares. If the Company were successful in raising the price per Share, the Company’s investors could potentially incur lower transaction costs in trading the Shares, although Shareholders who hold odd-lot positions (less than 100 Shares) after a Share Consolidation could experience increased transaction costs in selling their Shares.

Effects of the Share Consolidation

Effect of a Share Consolidation on the Company’s outstanding Shares

A Share Consolidation will be effective immediately and without further action by Shareholders upon the filing of an amendment to the Company’s articles of continuance. Individual Shareholders will own fewer Shares after a Share Consolidation, equal to the number of Shares owned prior to the Share Consolidation divided by the Exchange Ratio selected by the Board, subject to the Company’s treatment of fractional Shares. A Share Consolidation will not change the number of Shareholders of record, although it may increase the number of Shareholders holding odd-lot positions in the Shares. Following a Share Consolidation, all Shares will remain fully paid and non-assessable.

Following a Share Consolidation, the value of the Shares as designated on the Company’s consolidated balance sheet will be decreased proportionately based on the Exchange Ratio with a corresponding increase in additional paid-in capital. “Earnings per share” would increase proportionately as a result of the Share Consolidation since there would be fewer Shares outstanding. In future financial statements, “earnings per share” for periods ending before the Share Consolidation would be recast to give retroactive effect to the Share Consolidation. The Company does not anticipate any other material accounting consequence would arise as a result of the Share Consolidation.

As Shareholders have no pre-emptive rights to purchase or subscribe for any Shares, the future issuance of additional Shares will reduce the Company’s current Shareholders’ percentage ownership interest in the total outstanding Shares. An increase in the number of issued and outstanding Shares in the absence of a proportionate increase in the Company’s future earnings and book value would dilute the Company’s projected future earnings per share, if any, and book value per share of all outstanding Shares. If these factors were reflected in the price per share of the Shares, the potential realizable value of a Shareholder’s investment could be adversely affected.

While the potential effects of a Share Consolidation are expected to be similar prior to and after giving effect to the Redomicile, contemplated changes in the Company’s capital structure in connection with the Redomicile will lead to certain effects being realized if a Share Consolidation is completed prior to giving effect to the Redomicile that will not be present if a Share Consolidation is completed prior to giving effect to the Redomicile.

Treatment of fractional Shares

No fractional Shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to receive a fractional Share because they hold a number of Shares not evenly divisible by the Exchange Ratio selected by the Board will automatically be entitled to receive an additional fraction of a Share to round up to the next whole Share.

Effect of the Share Consolidation on Options, RSUs and Warrants

The number of Shares subject to outstanding Options, RSUs (if the LTIP Plan Resolution is approved by Shareholders) and Warrants will automatically be adjusted by a factor equal to the Exchange Ratio applied for the Share Consolidation and in accordance with their terms.

No dissenters’ or appraisal rights

Under CBCA, Shareholders are not entitled to dissenters’ or appraisal rights in connection with the proposed amendment to the Company’s articles of continuance to implement the Share Consolidation. If the Company implements the Share Consolidation, the Company will not independently make such rights available to the Company’s Shareholders.

Interests of Directors and Executive Officers in the Share Consolidation

The Company’s directors and executive officers, and their associates, have no substantial interest, directly or indirectly, in the matters set forth in the Share Consolidation proposal except to the extent of their ownership of Shares, Options or RSUs (if the LTIP Plan Resolution is approved by Shareholders).

Procedures to Implement the Share Consolidation

The Share Consolidation will occur on the date that the amendment to the Company’s articles of continuance effecting the Share Consolidation is filed with the authorities that administer the CBCA, unless otherwise specified in such amendment, without any action on the part of the Shareholders and without regard to the date that any share certificates representing the Shares prior to the Share Consolidation are physically surrendered for new share certificates.

Exchange of book-entry Shares

If the Board implements the Share Consolidation, Shareholders whose Shares are uncertificated and held in “street name” with a broker, as non-registered Shareholders, will have their holdings electronically adjusted by their brokers to give effect to the Share Consolidation.

Exchange of Shares held in certificate form

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT THEIR SHARE CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE COMPANY’S TRANSFER AGENT.

As soon as practicable after the effective date, the Company’s transfer agent, acting as exchange agent, will mail to each registered Shareholder whose Shares are held in certificate form a letter of transmittal to be used in forwarding their share certificates for surrender and exchange for the whole number of new Shares that such Shareholder is entitled to receive as a result of the Share Consolidation. No new share certificates will be issued to a Shareholder until the Shareholder has surrendered their outstanding share certificate(s) together with the properly completed and executed letter of transmittal.

Certain Risks Related to the Share Consolidation

If a Share Consolidation is effected, there is no assurance that the Company’s market price will remain above $0.25, and the total value of the Company’s outstanding shares may decline.

If the Board determines that a Share Consolidation is in the best interests of the Company and Shareholders, the Board will set the Exchange Ratio with the intent of raising the price per Share above $0.25. However, there is no assurance that after the Share Consolidation is completed, the Shares will maintain its Share Consolidation adjusted price. As a result, the Company’s Share price could trade below the $0.25 price. Moreover, a decline in the market price of the Shares after a Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation.

Similarly, the total value of the Company’s outstanding Shares (market capitalization) immediately after a Share Consolidation may be lower than immediately before a Share Consolidation, and/or the total market capitalization may decline. If trading activity following a Share Consolidation has the effect of reducing the total market capitalization of the Company, the Company may be unable to fund the Company’s activities, resulting in reductions in Shareholders’ equity.

There are numerous risks and uncertainties that could affect the value of the Shares after a Share Consolidation including without limitation risks and uncertainties related directly to the Company, including, without limitation, the status of the Company’s development programs, the Company’s cash position and results of operations in future periods, and the Company’s ability to attract and retain key executive management and professional personnel, as well as other factors such as market conditions as a whole and the general economic environment. Even though a Share Consolidation would not directly impact the Company’s capital, cash position, or the number of Shareholders, there may be share-consolidation-related trading activity that may have the effect of depressing the market price of the Shares and the Company’s market capitalization. For these reasons, if the Board implements a Share Consolidation, the market price of the Shares will likely not be sustainable at the arithmetic result obtained by applying the Exchange Ratio of the Share Consolidation by the market price of the Shares immediately prior to the effective date of the Share Consolidation, and the percentage decline in the Company’s market value may be greater than would occur in the absence of a Share Consolidation. If the market price of the Shares declines after the Share Consolidation, the Company’s total market capitalization (the aggregate value of all of the Company’s outstanding Shares at the then existing market price) after the Share Consolidation will be lower than before the Share Consolidation.

A Share Consolidation may reduce liquidity and increase volatility of the Shares.

Following a Share Consolidation, the number of Shares available for trading in the public market will be reduced by a factor equal to the Exchange Ratio. This reduction in Shares could result in depressed trading activity, fewer market makers and less interest in the Shares. This could result in increased volatility and adversely affect liquidity of the Shares.

In addition, investors might consider the increased proportion of unissued authorized Shares to issued Shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances that could prevent certain Shareholders from changing the composition of the Board or render tender offers for a combination with another entity more difficult to successfully complete. The Board does not intend for the Share Consolidation to have any anti-takeover effects

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than the matters referred to in the notice of Meeting. Receipt at the Meeting of reports to the Directors and auditors and the Company’s financial statements for its last completed financial year and the auditors’ report thereon will not constitute approval or disapproval of any matters referred to therein. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it.

STATEMENT OF EXECUTIVE COMPENSATION

Under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and in accordance with Form 51-102F6 – Statement of Executive Compensation, requires the disclosure of certain financial and other information relating to the compensation of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the three most highly compensated executive officer, other than the CEO and CFO, who was serving as an executive officer at the end of financial year ended June 30, 2020 and whose total compensation exceeded CAD$150,000, for that financial year (collectively, “NEO” or the “Named Executive Officers”) and of the directors of the Company.

As of the year-ended June 30, 2020 the Company had four individuals that qualified as NEOs: Craig Scherba, President and CEO, Marc Johnson, CFO, Robin Borley, SVP, and Brent Nykoliation, SVP. The remaining independent directors of the Company are Brett Whalen, Chris Kruba, Dave McNeely and Dean Comand.

Executive Compensation Discussion and Analysis

The objectives of the compensation program is to balance the need to offer competitive compensation compared to peer companies in the mining industry and with comparably sized companies at a similar stage of development in order to attract and retain high-calibre executives against the need to provide compensation programs that are fair and reasonable from the perspective of shareholders.

The Company compensation program has been designed to achieve the following key objectives:

1.
Recruit and Retain High-Calibre Executive Management

The Company structures its executive compensation so that it can continue to attract, retain and motivate key executives in Canada and South Africa in a highly competitive mining industry.

2.
Providing Fair and Competitive Compensation

The Company has established executive compensation principles and formalized a compensation policy for its executive officers. The executive compensation program is designed to provide fair and competitive compensation through the following elements of compensation: (i) a competitive cash compensation consisting of base salary, milestone-based performance bonuses and certain perquisites and (ii) providing an opportunity to participate in the Company’s long-tertm growth through the grant of Options.

3.
Balancing the Interests of Executive Management and Shareholders of the Company

The executive compensation program aligns the interests of executive management with the interests of the shareholders through the following elements: (i) the opportunity for executives to achieve contractual bonuses based the achievement of specific project development milestones and (ii) the grant of Options, which if the price of the Company’s Shares increase over time, both executives and Shareholders will benefit.

The compensation program is designed to reward the advancement of the Company’s development projects and the long-term appreciation of the Company’s Share price.

The basic elements of the compensation progam are base salary, annual incentive bonuses and long-term Option incentives. If the LTIP Plan Resolution is approved by Shareholders at the Meeting, the compensation program will also include other long-term security-based Awards.

Base Salary

On an individual basis, base salaries are reviewed for each executive officer, including the CEO, and where it is deemed necessary, changes are made. In order to ensure that base salaries paid are competitive relative to other similar positions within the mining industry in Canada and South Africa, surveys of such salaries are examined. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the individual can make to the success of the Company and the level of responsibility and authority inherent in the job and the importance of maintaining internal equity within the organization.

Annual Incentives

The Compensation Committee may recommend bonuses be paid to executive officers of the Company when their performance warrants additional consideration. There is currently no annual bonus plan but the NEO’s are eligible for certain discretionary performance bonuses linked to achieving Company milestones:

●
The CEO and SVP Corporate Development will earn performance bonuses linked to the closing of a definitive offtake agreement and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).

●
The CFO will earn performance bonuses linked to completion of the Share Consolidation and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).
●
The SVP Mining will earn performance bonuses linked to the start of plant construction (initiation of siteworks) and the commencement of mining and commissioning of the processing plant (payable 6 months after commencement).

Security-Based Incentives

Options to purchase the Shares of the Company encourage executive officers to own and hold the Company’s Shares and are a method of linking the performance of the Company and the appreciation of share value to the compensation of the executive officer. When determining the number of Options granted to an executive officer, items such as the relative position of the individual officer, the contribution made by that officer during the review period and the number of Options granted previously would be taken into consideration.

The Compensation Committee recommends Option grants to the Board. Pursuant to the 2018 Stock Option Plan, the Company’s Board grants Options to directors, executive officers, other employees and consultants as incentives. The level of Options awarded to a Named Executive Officer (as hereinafter defined) is determined by his position and his potential future contributions to the Company.

If the LTIP Plan Resolution is approved by Shareholders at the Meeting, Named Executive Officers may be issued other long-term security-based Awards for the financial year ended June 30, 2021.

Other Compensation – Perquisites

Perquisites such as health benefits and other usual perquisites may be provided for executives in accordance with local practices in order.

Associated Risks

The Compensation Committee has discussed the implications of the risks associated with the Company’s compensation policies and practices. The Compensation Committee works with management of the Company to determine the risk oversight principles.

The Company has not adopted a policy that prevents the executive officers and directors of the Company to purchase financial instruments, including, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the Named Executive Officers and directors of the Company for the three most recently completed financial years ended June 30, 2020.

Name and Principal Position	Fiscal Year	Salary and Consulting Fees ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Craig Scherba,CEO, President and Director (A)	2020	179,603	Nil	Nil	Nil	3,746	183,349
	2019	179,989	87,992	Nil	Nil	4,998	272,979
	2018	188,586	Nil	Nil	Nil	Nil	188,586

Marc Johnson, CFO (B)	2020	134,882	Nil	Nil	Nil	3,746	138,628
	2019	136,989	76,993	Nil	Nil	4,998	218,980
	2018	141,346	Nil	16,000	Nil	1,622	158,968

Robin Borley, SVP Mining and Director (C)	2020	196,800	Nil	Nil	Nil	Nil	196,800
	2019	196,800	76,993	Nil	Nil	Nil	273,793
	2018	196,800	Nil	Nil	Nil	Nil	196,800

Brent Nykoliation, SVP Corporate Development (D)	2020	134,882	Nil	Nil	Nil	3,746	138,628
	2019	136,989	76,993	Nil	Nil	4,998	218,980
	2018	141,440	Nil	Nil	Nil	1,705	143,145

(A)
Mr. Scherba became the Chief Executive Officer on July 30, 2015. The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

(B)
Mr. Johnson became the Chief Financial Officer on October 23, 2015. The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
(C)
The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
(D)
The Company has a management company agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
(1)
These values represent the calculated Black-Scholes theoretical value of granted options. It is important to note that these granted Options may or may not ever be exercised. Whether granted Options are exercised or not will be based primarily, but not singularly, on the Company’s future stock price and whether the granted Options become “in-the-money”. If these granted Options are unexercised and expire, the cash value or benefit to the above noted individuals is $nil.
(2)
Other compensation includes health benefits and other perquisites.

Option-Based Awards Outstanding

As at June 30, 2020, a total of 18,000,000 Options granted to Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of unexercised in-the-money stock Options (USD$)(1)
Craig Scherba	950,000	0.056	December 22, 2020	Nil
CEO, President	2,400,000	0.066	June 9, 2022	Nil
and Director	1,600,000	0.076	March 26, 2024	Nil
Marc Johnson	750,000	0.056	December 22, 2020	Nil
CFO	2,200,000	0.066	June 9, 2022	Nil
	1,400,000	0.076	March 26, 2024	Nil
Robin Borley	750,000	0.056	December 22, 2020	Nil
SVP Mining and	2,200,000	0.066	June 9, 2022	Nil
Director	1,400,000	0.076	March 26, 2024	Nil
Brent Nykoliation	750,000	0.056	December 22, 2020	Nil
SVP Corporate	2,200,000	0.066	June 9, 2022	Nil
Development	1,400,000	0.076	March 26, 2024	Nil
Total	18,000,000
(1)
Based on a TSX closing price of USD$ 0.029 (CAD $0.04) on June 30, 2020 and presuming all Options are exercised.

Option-Based Awards – Value Vested or Earned During the Year

The value vested for option and share based awards and the value earned for non-equity incentive plans during the year ending June 30, 2020 are as follows:

Name and Principal Position	Option-based awards value vested during the year ($)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation value earned during the year ($)
Craig Scherba,CEO, President and Director	Nil	Nil	Nil
Marc Johnson, CFO	Nil	Nil	Nil
Robin Borley, SVP Mining and Director	Nil	Nil	Nil
Brent Nykoliation, SVP Corporate Development	Nil	Nil	Nil

Performance Graph

 The following table and graph compares the cumulative total shareholder return for CDN$100 invested in Shares of the Company on June 30, 2015 against the cumulative total shareholder return of the S&P/TSX Capped Materials Index and the S&P/TSX Composite Index to June 30, 2020.

June 30	2015	2016	2017	2018	2019	2020
NextSource Shares	CAD $100.00	CAD $80.00	CAD $60.00	CAD $100.00	CAD $95.00	CAD $40.00
S&P/TSX Capped Materials Index	CAD $100.00	CAD $115.85	CAD $105.39	CAD $116.47	CAD $115.31	CAD $141.80
S&P/TSX Composite Index	CAD $100.00	CAD $94.98	CAD $102.53	CAD $109.92	CAD $110.63	CAD $104.77

The Company stock price was affected by the mining industry slowdown prior to 2015 but the stock price weakened throughout 2016 and 2017 due to weakness in the price of graphite during this period. The price of the Shares of the Company improved significantly in 2018 and 2019 due to the strengthening of price of graphite and the achievement of company-specific milestones, which included the completion of redomicile of the Company to Canada, the update of the technical report relating to the Molo Graphite Project and obtaining the Molo Graphite Project mining permit in early 2019. The stock price has declined in 2020 due to delays in obtaining the necessary capital to begin construction of the Molo Graphite Project and uncertainty due to COVID.

The Compensation Committee renegotiated the employment and consulting contracts of the executive officers in 2017, which was concurrent with the submission of the mining permit for the Molo Graphite Project to the Government of Madagascar.

Security-Based Awards

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each of the President and Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in the 2018 Stock Option Plan (and, if approved, the LTIP Plan) for such executive officers.

Prior to approving any grants of Options, the Board considers the unexercised Options already granted to the individual, timing of the expirations of those Options and the likelihood that those Options may become exercisable relative to the stock price performance.

Compensation Governance

The Company has established a Compensation Committee to determine the appropriate compensation for the Company’s directors and officers. The Compensation Committee has a charter, a copy of which is available on the Company’s website at www. http://nextsourcematerials.com. The Compensation Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation.

The Compensation Committee consists of Dean Comand, Chris Kruba and David McNeely. All members are independent as per the standards of National Instrument 58-101. During fiscal 2020, the Compensation Committee met four (4) times in person or by telephone.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each of the President and Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in the 2018 Stock Option Plan (and, if approved, the LTIP Plan) for such executive officers.

The Compensation Committee agrees annually and on an as needed basis with input from management, on the specific work to be undertaken by the Compensation Committee.

Relevant Education and Experience

The skills and experience relevant to the members of the Compensation Committee is summarized above for each member under the heading “Biographies of the Nominated Directors of the Company”.

Termination And Change Of Control Benefits

The following are the material termination and change of control benefits payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director, NEO or was performed by any other party but are services typically provided by a director or NEO.

●
The Company has an employment agreement with Mr. Scherba, who receives a salary of CAD$20,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
●
The Company has a management company agreement with Mr. Johnson, who receives consulting fees of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
●
The Company has a management company agreement with Mr. Borley, who receives consulting fees of USD$16,400 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.
●
The Company has a management company agreement with Mr. Nykoliation, who receives a salary of CAD$15,000 per month. He is eligible to receive specific bonuses linked to achieving company milestones. His contract has an 18-month termination notice, which increases to 36 months if within 12 months of a change of control the Company gives notice of its intention to terminate or a triggering event occurs and he elects to terminate.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs upon termination in connection with a change of control in accordance with the above provisions, or upon termination without cause, assuming a triggering event occurs on June 30, 2020.

Name and Principal Position	Severance Period Without / With Change of Control (# of months)	Base Salary per Month (USD$)(1)	Termination Pay Without Change of Control (USD$)	Termination Pay with Change of Control (USD$)
Craig Scherba, CEO, President and Director	18 months (36 months)	15,000	270,000	540,000
Marc Johnson, CFO	18 months (36 months)	11,250	202,500	405,000
Robin Borley, SVP Mining and Director	18 months (36 months)	16,400	295,200	590,400
Brent Nykoliation, SVP Corporate Development	18 months (36 months)	11,250	202,500	405,000
(1) Conversion from CAD to USD using an exchange rate of $0.75 USD per CAD

Director Compensation

The Board, with the recommendation of the Compensation Committee, determines the compensation payable to the directors of the Company and reviews such compensation annually.

From July 1, 2019 to December 31, 2019, each director was entitled to (i) a CAD$2,500 monthly fee (the Non-Executive Chairman was entitled to an additional CAD$1,000 monthly fee and each Committee Chair was entitled to an additional CAD$667 monthly fee); (ii) $nil per day for each meeting attended in person; (iii) $nil for each meeting attended by telephone upon furnishing an invoice for same; (iv) reimbursement for travel and other meeting-related expenses and (v) may, from time to time, be awarded Options under the provisions of the 2018 Stock Option Plan.

From December 1, 2020 to June 30, 2020, each director was entitled to (i) a CAD$1,250 monthly fee (the Non- Executive Chairman was entitled to an additional CAD$500 monthly fee); (ii) $nil per day for each meeting attended in person; (iii) $nil for each meeting attended by telephone upon furnishing an invoice for same; (iv) reimbursement for travel and other meeting-related expenses and (v) may, from time to time, be awarded Options under the provisions of the 2018 Stock Option Plan.

There are no other arrangements under which the directors of the Company were compensated by the Company during the most recently completed financial year end for their services in their capacity as directors. If the LTIP Plan Resolution is approved by Shareholders at the Meeting, directors may be issued other long-term security-based Awards for the financial year ended June 30, 2021.

Summary Compensation Table

The following table is a summary of the compensation paid, directly or indirectly, to the directors of the Company whom were not also NEOs for the three most recently completed financial years ended June 30, 2020.

Name and Principal Position	Fiscal Year	Fees Earned ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Brett Whalen, Non-Executive Chairman (A)	2020	Nil	Nil	Nil	Nil	Nil	Nil
	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Chris Kruba, Director (B)	2020	6,563	Nil	Nil	Nil	Nil	6,563
	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
David McNeely, Director (B)	2020	6,563	Nil	Nil	Nil	Nil	6,563
	2019	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Dean Comand, Director (C)	2020	29,752	Nil	Nil	Nil	Nil	29,752
	2019	28,500	79,743	Nil	Nil	Nil	108,243
	2018	29,859	Nil	Nil	Nil	Nil	29,859
John Sanderson (D)	2020	13,125	Nil	Nil	Nil	Nil	13,125
	2019	31,500	82,493	Nil	Nil	Nil	113,993
	2018	33,003	Nil	Nil	Nil	Nil	33,003
Dalton Larson (E)	2020	11,877	Nil	Nil	Nil	Nil	11,877
	2019	28,500	79,743	Nil	Nil	Nil	108,243
	2018	29,859	Nil	Nil	Nil	Nil	29,859
Quentin Yarie (F)	2020	7,126	Nil	Nil	Nil	Nil	7,126
	2019	28,500	79,743	Nil	Nil	Nil	108,243
	2018	29,859	Nil	Nil	Nil	Nil	29,859
(A)
Mr. Whalen receives chairman fees of CAD$1,750 per month and became a director on July 17, 2020. He was appointed as Non-Executive Chairman on August 19, 2019.
(B)
Mr. Kruba and Mr. McNeely receive director fees of $1,250 per month and became directors on December 2, 2019.
(C)
Mr. Comand receives director fees of CAD$1,250 per month. From January 2020 to August 2020, he received Chairman fees of $1,750 per month. Prior to December 31, 2019, he received director fees of CAD$2,500 per month plus committee chair fees of CAD$667 per month. Mr. Comand has declined to be renominated to the Board of Directors and will resign on December 29, 2020.
(D)
Mr. Sanderson resigned as director on January 24, 2020. Prior to December 31, 2019, he received Chairman fees of CAD$3,500 per month.
(E)
Mr. Larson resigned as director on January 24, 2020. Prior to December 31, 2019, he received director fees of CAD$2,500 per month plus committee chair fees of CAD$667 per month.
(F)
Mr. Yarie resigned as a director on September 27, 2019. Prior to resigning, he received director fees of CAD$2,500 per month plus committee chair fees of CAD$667 per month.
(1)
These values represent the calculated Black-Scholes theoretical value of granted options. It is important to note that these granted Options may or may not ever be exercised. Whether granted Options are exercised or not will be based primarily, but not singularly, on the Company’s future stock price and whether the granted Options become “in-the-money”. If these granted Options are unexercised and expire, the cash value or benefit to the above noted individuals is $nil.

Option-Based Awards – Outstanding

As at June 30, 2020, a total of 36,250,000 Options granted to directors who are not Named Executive Officers were outstanding pursuant to the Existing Option Plans, collectively, as follows:

Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price (USD$)	Option Expiration Date	Value of unexercised in-the- money stock Options (CDN$)(1)
Dean Comand, Director	750,000	0.056	December 22, 2020	Nil
	2,200,000	0.066	June 9, 2022	Nil
	1,450,000	0.076	March 26, 2024	Nil
Total	4,400,000
(1)
Based on a TSX closing price of USD$ 0.029 (CAD $0.04) on June 30, 2020 and presuming all Options are exercised.

Option and Share Based Awards – Value Vested or Earned During the Year

The value vested for option and share-based awards and the value earned for non-equity incentive plans during the year ending June 30, 2020 are as follows:

Name and Principal Position	Option-based awards value vested during the year ($)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation value earned during the year ($)
Chris Kruba	Nil	Nil	Nil
David McNeely	Nil	Nil	Nil
Dean Comand	Nil	Nil	Nil
John Sanderson (1)	Nil	Nil	Nil
Dalton Larson (1)	Nil	Nil	Nil
Quentin Yarie (2)	Nil	Nil	Nil
(1)
Mr. Sanderson and Mr. Larson resigned as directors on January 24, 2020.
(2)
Mr. Yarie resigned as a director on September 27, 2019.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) set out a series of guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the function to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each reporting issuer of its approach to corporate governance with reference to the guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of conformity. The following disclosure is provided in accordance with the corporate governance disclosure prescribed by Form 58-101F2 of NI 58-101.

Corporate Governance

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making.

The role of the Board is to oversee the conduct of the Company's business, to set corporate policy and to supervise management, which is responsible to the Board for the day-to-day conduct of business. Material transactions are addressed at the Board level. The Board discharges five specific responsibilities as part of its stewardship responsibility. These are:

(1)
Strategic Planning Process: given the Company's size, the strategic plan is carried out directly by management, with input from and assistance of the Board;

(2)
Managing Risk: the Board directly oversees most aspects of the business of the Company and thus, does not require elaborate systems or numerous committees to effectively monitor and manage the principal risks of all aspects of the business of the Company;

(3)
Appointing, Training, and Monitoring Senior Management: no elaborate system of selection, training and assessment of Management has been established, given the operations and size of the Company; however, the Board closely monitors Management's performance, which is measured against the overall strategic plan, through reports by and regular meetings with management;

(4)
Communication Policy: the Company has a Disclosure Committee and formal disclosure policy allowing it to communicate effectively and accurately with its Shareholders, other stakeholders, and the public generally through statutory filings and news releases; the Shareholders are also given an opportunity to make comments or suggestions at Shareholder meetings; these comments and suggestions are then factored into the Board's decisions; and

(5)
Ensuring the integrity of the Company's Internal Control and Management Information System: given the involvement of the Board in operations, the reports from and the meetings with management, the Board can effectively track and monitor the implementation of approved strategies.

The President and Chief Executive Officer of the Company is a member of the Board, as is usual given the Company’s size. The Board feels that this is not an impediment to the proper discharge of its responsibilities. Interaction between members of management and the Board, inside and outside Board meetings, ensures that the Board is informed and the Board members' experience utilized by management. The Board remains cognizant to corporate governance issues and seeks to set up structures to ensure the effective discharge of its responsibilities without creating additional costs. The Board is committed to ensuring the Company’s long-term viability, and the well-being of its employees and of the communities in which it operates. The Board has also adopted a policy of permitting individual directors, under appropriate circumstances, to engage legal, financial or other advisors at the Company’s expense. The majority of the Board, when elected, was comprised of independent directors. See “Election of Directors”.

The Board is of the view that the Company’s approach to corporate governance is appropriate for its current size and resources, but will monitor its approach as it progresses in its business plans. The Company will periodically monitor and refine such practices as the size and scope of its operations increase. The Board regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Company’s governance plan is consistent with legal and stock exchange requirements.

The Company does not have a policy requiring members of the Board to attend annual meetings of Shareholders, although the Company typically encourages the Board to attend.

Board of Directors

At the last annual meeting of Shareholders, which was held on December 2, 2019, the following individuals were elected as the Company’s directors: Craig Scherba, Robin Borley, Jr., Dean Comand, Chris Kruba and David McNeely. John Sanderson and Dalton Larson did not receive a plurality of votes for and subsequently resigned as directors. Brett Whalen was appointed as a director on July 17, 2020.

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is defined as a relationship, which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. Brett Whalen, Chris Kruba, Dean Comand and David McNeely are considered “independent directors”.

Independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. Independent directors are encouraged to hold unscheduled and informal meetings to discuss issues ahead of regularly scheduled meetings of the Board.

Since the last annual meeting of Shareholders, the Board has met 21 times. Director attendance is set out in the following table with the meetings attended out of the total meetings held while they were directors. No director attended fewer than 75% of the total number of board and committee meetings.

Attendance	Board Meetings	Audit Committee	Nomination Committee	Compensation Committee
Brett Whalen	3 / 3 (Non-Executive Chairman)	N/A	N/A	N/A
Craig Scherba	21 / 21	N/A	N/A	N/A
Robin Borley	19 / 21	N/A	N/A	N/A
Chris Kruba	21 / 21	6 (Committee Chair)	2	4
Dean Comand	21 / 21	6	2 (Committee Chair)	4 (Committee Chair)
David McNeely	20 / 21	6	2	4

Board Mandate

The Board of Directors has developed a written Board of Directors Mandate description. The full text of the Board Mandate is attached to this Circular as “Appendix A” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Position Descriptions

The Board of Directors has developed written position descriptions for the Chair of the Board, the Chair of Board committees. The Board of Directors has established that these Chairs are required to set the agenda for respective meetings, assigning meeting secretaries, calling the meetings to proper order and ensuring the meeting agendas are respected and that matters are duly discussed. The Board has developed a written position description for the Chief Executive Officer, which is reviewed annually. A copy of the Company’s position descriptions are available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Director Orientation and Continuing Education

The Company does not provide a formal orientation and education program for its directors. New directors are given an opportunity to familiarize themselves with the Company by visiting the Company's corporate offices, meeting with other directors, reviewing the rules and regulations of the stock exchanges where the Shares are listed, and reviewing the Company's by-laws and related documents. Directors are invited to speak with the Company's solicitors, auditors and other service providers to become familiar with their legal responsibilities.

Ethical Business Conduct

The Company has instituted certain policies and procedures, including a Code of Ethics (the “Code of Ethics”) that applies to its directors, officers, and employees, including its principal executive officers, principal financial officer, principal accounting officer, controller or persons performing similar functions. A copy of the Company’s Code of Ethics is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. If the Company makes substantive amendments to the Code of Ethics, the Company will disclose the nature of such amendments or waiver on the Company’s website or in a report within four days of such amendment or waiver.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No directors or executive officers of the Company: (i) is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (ii) is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As at the date hereof, no directors or executive officers of the Company have been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Conflicts of Interest

To the best of our knowledge, and other than as disclosed in this Circular, there are no known existing or potential conflicts of interest between the Company and any of the directors or officers.

Board of Director Committees

The Company’s Board has three committees: Audit Committee, Nomination Committee, and Compensation Committee.

Audit Committee

The Audit Committee consists of Chris Kruba (Chair), Dean Comand and David McNeely. All members are independent as per the standards of National Instrument 58-101. During fiscal 2020, the Audit Committee met six (6) times in person or by telephone.

The Audit Committee has a charter, the full text of which is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Nomination Committee

The Nomination Committee consists of Dean Comand (Chair), Chris Kruba and David McNeely. All members are independent as per the standards of National Instrument 58-101. During fiscal 2020, the Nomination Committee met two (2)  times in person or by telephone.

The Company has established a Nomination Committee to appoint and assesses the performance of directors. The Nomination Committee has a charter, a copy of which is available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption. The Nomination Committee seeks to attract and maintain directors with business expertise, and in particular, knowledge of mineral development, geology, investment banking, corporate law and finance. Further, the Company seeks to have the right mix of these disciplines. Nominations tend to be the result of recruitment efforts by management and directors, which are then presented to the Nomination Committee and then to the Board for consideration. The Nomination Committee has no specified policy regarding consideration of any director candidates recommended by securityholders, as it believes the most effective recruitment efforts are those led by management and directors.

Compensation Committee

The Compensation Committee consists of Dean Comand (Chair), Chris Kruba and David McNeely. All members are independent as per the standards of National Instrument 58-101. During fiscal 2020, the Compensation Committee met four (4) times in person or by telephone.

The Company has established a Compensation Committee to determine the appropriate compensation for the Company’s directors and officers. The Compensation Committee has a charter, a copy of which is available on the Company’s website at www. http://nextsourcematerials.com under the “Corporate Policies & Governance” caption. The Compensation Committee determines compensation based on industry standards, the employee or consultant’s level of experience, and the Company’s financial situation.

Directorships

None of the directors of the Company are presently directors of other issuers that are reporting issuers, or the equivalent, in a Canadian or foreign jurisdiction.

Director Assessments

The Board uses peer reviews to assess, on an annual basis, the effectiveness of the Board as a whole and of each of the individual Directors in order to determine whether the Board is functioning effectively.

Director Term Limits

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a director’s tenure, which may create vacancies at a time when a suitable candidate cannot be identified and as such would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors director performance through annual assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, meetings with only independent directors in attendance, as well as through continuing education initiatives. On a regular basis, the Company analyzes the skills and experience necessary for the Board and evaluates the need for director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new perspectives are available to the Board.

Name	Age	Director Since	Years of Tenure
Brett Whalen	45	July 2020	0.3 years
Craig Scherba	48	January 2010	10.8 years
Robin Borley	52	December 2013	6.9 years
Dean Comand	54	October 2014	6.1 years
Chris Kruba	45	December 2019	0.8 years
David McNeely	58	December 2019	0.8 years

Female Representation in Management and on the Board

The Company currently has six Board members and four executive officers, none of whom are female.

The Company has not implemented a diversity policy. The Company believes that it currently promotes the benefits of, and need for, extending opportunities to all candidates, without distinction as to gender, race, colour, religion, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship, disability, or any other basis and will strive for diversity of experience, perspective and education. The Company focuses on hiring the best quality individuals for the position and also encourages representation of women on the Board and in executive officer positions.

While the Nomination Committee does not have a formal diversity policy for Board membership, the Nomination Committee seeks directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Nomination Committee considers, among other factors, diversity with respect to viewpoint, skills, experience, character and behavior qualities in its evaluation of candidates for Board membership.

The Company has not adopted a written policy relating to the identification and nomination of women directors and executive officers. The Nomination Committee has been tasked with identifying and nominating a woman as an eventual director. The Company has not considered the level of representation of women in its executive officer positions or on its Board in previous nominations or appointments (including a targeted number or percentage).

The Company will continue to monitor developments in the area of diversity.

Board’s Relations with Management

The interaction between Management and Board members, both inside and outside of meetings of the Board, ensures that the Board is properly informed and that the Board members’ experience is brought to bear when needed by management.

The Board remains sensitive to corporate governance issues and seeks to set up the necessary structures to ensure the effective discharge of its responsibilities without creating additional overhead costs or reducing the return on shareholders’ equity. The Board is committed to ensuring the long-term viability of the Company, as well as the well-being of its consultants and of the communities in which it operates. The Board has also adopted a policy of permitting individual Directors under appropriate circumstances to engage legal, financial or other expert advisors at the Company’s expense.

AUDIT COMMITTEE INFORMATION AND OVERSIGHT

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires that certain information regarding the Audit Committee be included in the management Circular sent to shareholders in connection with the issuer’s annual meeting.

The Audit Committee is responsible for the oversight and for recommending the appointment, compensation, retention, termination of an independent external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The Company has not yet adopted any specific policies or procedures regarding the engagement of non-audit services, but does review such matters as they arise in light of factors such as the Company’s current needs and the availability of services.

The Audit Committee consists of Chris Kruba (Chair), Dean Comand and David McNeely. All members are independent and “financially literate” as per the standards of National Instrument 52-110. During fiscal 2020, the Audit Committee met four (6) times in person or by telephone. All Audit Committee members attended all six meetings.

The Audit Committee has a charter, the full text of which is attached to this Circular as “Appendix B” and is also available on the Company’s website at www.nextsourcematerials.com under the “Corporate Policies & Governance” caption.

Relevant Education and Experience

Christopher Kruba (Windsor, Canada)

Christopher Kruba is Vice-President and Counsel to Nostrum Capital Corporation and a number of related corporations that are part of the Toldo Group. The Toldo Group is headquartered in Windsor, Ontario and is composed of several privately held corporations in Canada and the United States, some of which manufacture and operate in diversified sectors and others which are involved in active and passive investments across capital markets throughout North America, Europe and Africa. In addition to his responsibilities as counsel to the Toldo Group Mr. Kruba serves as corporate secretary to all the companies, is a member of group’s investment committee and he serves on the board of directors of many of the companies. In his roles Mr. Kruba is involved in capital market decisions, he has lead mergers and acquisitions and he has participated in the management and strategic planning for numerous companies, including venture capital corporations in which the group has invested. Prior to joining the Toldo Group in 2000 Mr. Kruba articled with and practiced at the law firm of Gignac, Sutts LLP in Windsor, Ontario. Mr. Kruba graduated from the University of Windsor’s Faculty of Law in 1998 and has been a Member of the Law Society of Ontario since 1999. Nostrum Capital Corporation and Mr. Kruba personally have been investors in NextSource Materials Inc. since 2011.

Dean Comand P. Eng, CET MMP CDir. (Ancaster, Canada)

Mr. Comand is a Mechanical Engineer and holds his P. Eng designation in the province of Ontario as well as designation as a Certified Engineering Technologist. Mr. Comand earned his Maintenance Manager Professional Designation (MMP) license in 2006 and his Charter Director designation (CDir) in 2012. Mr. Comand is currently the President and Chief Executive Officer of Hamilton Utilities Corporation and continues to provide strategic advice to numerous clients around the world in the mining and energy sectors. From 2009 – 2014, Mr. Comand worked for Sherritt International as Vice President of Operations of Ambatovy, a large-scale nickel project in Madagascar. He successfully led the construction and commissioning of Ambatovy and led the operations to commercial production. He has extensive business and financial acumen in large-scale energy, power, and mining industries. He has consistently held senior positions in operations, business, project development, environmental management, maintenance, and project construction. He has managed a variety of complex operations, including one of the world’s largest mining facilities, industrial facilities, numerous power plants, renewable energy facilities and privately held municipal water treatment facilities across Canada and the United States.

David McNeely (Surrey, Canada)

Dr. McNeely has over 25 years of experience as a Physician and also brings significant experience resulting from work in Departmental Administration, Program Development and Review, Patient Safety and Advocacy, Contract Negotiations, Regulatory and Professional Practice Oversight, and University Student Education. He has volunteered with medical missions to Inuvik, NWT and Ulaanbaatar, Mongolia and understands the important relationship between health and responsible environmental/social stewardship. Dr. McNeely has been an active front-line worker through the COVID-19 Pandemic, having worked on the Airway Team at Surrey Memorial Hospital, a COVID referral center, and in policy development and implementation for this crisis. He is a major shareholder of NextSource Materials.

Audit Committee Oversight

Since the commencement of the most recently completed financial year, the Board adopted all the recommendations of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures regarding the engagement of non-audit services, but does review such matters as they arise in light of factors such as the Company’s current needs, the availability of services from other sources and the other services provided by the Company’s auditor.

External Auditor Services Fees

The Board considers that the work done in the year ended June 30, 2020 by the Company’s external auditors, MNP LLP is compatible with maintaining MNP LLP. All of the work expended by MNP LLP on our June 30, 2020 audit was attributed to work performed by MNP LLP’s full-time, permanent employees. The Audit Committee reviews and must approve all engagement agreements with external auditors.

During the year ended June 30, 2020, the Audit Committee pre-approved all of the fees invoiced by MNP LLP.

Audit Fees:
The aggregate fees, including expenses, billed by the Company’s auditor in connection with the audit of our financial statements for the most recent fiscal year and for the review of our financial information included in our MD&A during the fiscal year ending June 30, 2020 was CAD$43,870 (June 30, 2019: CAD$49,542).

Non-Audit Taxation Fees:
The aggregate fees, including expenses, billed by the Company’s auditor for tax compliance services during the year ended June 30, 2020 were CAD$20,169 (June 30, 2019: CAD$72,549).

Non-Audit Assurance Fees:

The aggregate fees, including expenses, billed by the Company’s auditor for assurance services unrelated to the audit and non-audit tax compliance during the year ended June 30, 2020 were CAD$Nil (June 30, 2019: CAD$Nil).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has two (2) equity compensation plans approved by shareholders, being a fixed stock option plan (the “2016 Stock Option Plan”) and a 10% rolling stock option plan that was approved by Shareholders at the 2018 annual and special meeting of the Company on December 4, 2018 (the “2018 Stock Option Plan” and together with the Stock Option Plan, the “Existing Option Plans”). In respect of the Existing Option Plans: (i) since December 4, 2018, no further awards have been or shall be granted under the 2016 Stock Option Plan; (ii) all Options issued under the 2016 Stock Option Plan that remain outstanding shall continue to be governed by the terms and conditions of the 2018 Stock Option Plan; (iii) 2016 Stock Option Plan shall terminate in November 2026; and (iv) on December 4, 2018, the 2018 Stock Option Plan replaced the 2016 Stock Option Plan as the Company’s primary incentive plan.

The Company has adopted a security-based compensation plan that has not yet been approved by Shareholders, being the LTIP Plan. In respect of the LTIP Plan: (i) since August 19, 2020, no further awards have been or shall be granted under the Existing Option Plans; (ii) all Options issued under the Existing Option Plans that remain outstanding shall continue to be governed by the terms and conditions of the respective Existing Option Plans; (iii) on August 19, 2020, the LTIP Plan replaced the 2018 Stock Option Plan as the Company’s primary incentive plan; and (iv) if the LTIP Plan Resolution is approved by Shareholders at the Meeting, no further awards shall be granted under the 2018 Stock Option Plan and it shall terminate in accordance with its terms.

Set forth below is a summary of securities issued and issuable under all security-based compensation plans of the Company, being the Existing Option Plans, as at June 30, 2020.

Name and Position	Number of securities to be issued upon exercise of outstanding Options, Warrants and rights (#)	Weighted-average exercise price of outstanding Options, Warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Existing Option Plans)
	36,250,000(1)(3)	$0.067	17,399,479(2)

(1)
Representing approximately 6.8% of the 536,494,789 Shares issued and outstanding as at June 30, 2020.
(2)
Representing approximately 3.2% of the 536,494,789 Shares issued and outstanding as at June 30, 2020.
(3)
Of such Options, 22,400,000 Options are issued to existing insiders (which represents approximately 3.75% of the currently issued and outstanding Shares of the Company) and Nil to current employees or consultants (which represents approximately Nil% of the currently issued and outstanding Shares of the Company).

Set forth below is a summary of securities issued and issuable under all security-based compensation plans of the Company, being the Existing Option Plans and LTIP Plan, as at November 20, 2020.

Name and Position	Number of securities to be issued upon exercise of outstanding Options, Warrants, Awards, and rights(4) (#)	Weighted-average exercise price of outstanding Options, Warrants, Awards and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity Compensation Plans Approved by Shareholders (Existing Option Plans)
	36,250,000(1)	$0.067	Nil

Equity Compensation Plans Not Approved by Shareholders (LTIP Plan)
	5,174,424(2)	Nil	22,782,230(3)

(1)
Representing approximately 6.1% of the 598,073,572 Shares issued and outstanding as at November 20, 2020.
(2)
Representing approximately 0.9% of the 598,073,572 Shares issued and outstanding as at November 20, 2020.
(3)
Representing approximately 3.8% of the 598,073,572 Shares issued and outstanding as at November 20, 2020.
(4)
Of such securities, 22,400,000 Options and 5,174,424 Granted RSUs are issued to existing insiders (which represents approximately 4.6% of the currently issued and outstanding Shares of the Company) and Nil Options to current employees or consultants (which represents approximately Nil% of the currently issued and outstanding Shares of the Company). The remainder of the outstanding Options are held by former insiders and consultants, which will be cancelled on the anniversaries of their resignations.

The following table provides details of the burn rate under the Existing Option Plans for the three financial years ended June 30, 2020, June 30, 2019, and the year ended June 30, 2018.

Fiscal Year Ended	Burn Rate(1)	Number of Options Granted	Weighted Average Number of Shares Outstanding
Year Ended June 30, 2020	0.0%	Nil	527,206,058
Year Ended June 30, 2019	2.4%	11,850,000	493,586,450
Year Ended June 30, 2018	0.0%	Nil	468,252,639
(1) Calculated by dividing the number of Options granted under the Existing Option Plans during the applicable period by the weighted average number of Shares outstanding for the applicable period.

Summary of the Existing Option Plans

The following are summaries of the Existing Option Plans, each of which has been approved by Shareholders.

2016 Stock Option Plan

The purpose of the 2016 Stock Option Plan is to advance the interests of the Company, by providing an additional incentive to attract, retain and motivate highly qualified and competent persons who are key to the Company and upon whose efforts and judgment the success of the Company and its subsidiaries is largely dependent. Eligibility of the 2016 Stock Option Plan includes Employees, Consultants, Officers and Directors of the Company or any subsidiary.

Subject to adjustment in certain circumstances, the Company can issue up to 46,000,000 Options under the 2016 Stock Option Plan.

The Board (or a committee appointed by the Board) administers the 2016 Stock Option Plan. The Board, may designate an exercise price for Options as the prior day closing price on a stock exchange to which the Shares trade.

Subject to the policies of the TSX, the Board may determine the granting of the Options, the exercise price of the Options, and vesting schedule and any terms and conditions attaching to such Options. Options may be issued for a period of up to 10 years and are non-transferrable in the ordinary course. If and for so long as the Shares are listed on the TSX:

(i)
the aggregate number of Shares issued to insiders of the Company within any 12-month period, or issuable to insiders of the Company at any time, under the 2016 Stock Option Plan and any other security-based compensation arrangement of the Company, may not exceed 10% of the total number of issued and outstanding Shares of the Company at such time;

(ii)
the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan for issuance to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding Shares at the time of grant, unless the Company has obtained disinterested shareholder approval for such an issuance;

(iii)
the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangements of the Company for issuance to any one consultant during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant;

(iv)
 the maximum aggregate number of Shares that may be reserved under the 2016 Stock Option Plan or other share compensation arrangement of the Company for issuance to persons who are employed in investor relations activities during any 12-month period shall not exceed 2% of the issued and outstanding Shares at the time of grant; and

(v)
the Board shall, through the establishment of the appropriate procedures, monitor the trading in the securities of the Company by all optionees performing investor relations activities.

Unless otherwise expressly provided in any option agreement, and subject to any applicable limitations contained in the 2016 Stock Option Plan, the unexercised portion of any Option shall automatically and without notice immediately terminate and become forfeited, null and void at the time of the earliest to occur of the following:

(i)
the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated for any reason other than by reason of (a) cause, (b) the termination of the optionee’s employment with the Company by such optionee following less than 60 days’ prior written notice to the Company of such termination, (c) a mental or physical disability, or (d) death;

(ii)
immediately upon (a) the termination by the Company of the optionee’s employment for cause, or (b) an improper termination;

(iii)
the later of (a) the expiration of a period not to exceed one year (such period to be determined by the Board in its sole discretion) after the date on which the optionee’s employment is terminated by reason of a mental or physical disability, or (b) one year after the date on which the optionee shall die if such death shall occur during such period;

(iv)
one year after the date of termination of the optionee’s employment by reason of death of the employee; or

(v)
the expiration date of the Option established on the date of grant and set forth in the option agreement. Upon termination of optionee’s employment any Option (or portion thereof) not previously vested or not yet exercisable pursuant to the terms of the 2016 Stock Option Plan shall be immediately cancelled.

Under the terms of the 2016 Stock Option Plan, the Board is permitted to make certain adjustments or modifications to the 2016 Stock Option Plan and any Option that may have been issued under the 2016 Stock Option Plan. Notwithstanding the amendment provisions included in the 2016 Stock Option Plan, the following may not be amended without approval of security holders:

(i)
reduction in the exercise price or purchase price benefiting an insider of the Company;

(ii)
any amendment to remove or to exceed the insider participation limit;

(iii)
an increase to the maximum number of securities issuable, either as a fixed number or a fixed percentage of the listed issuer's outstanding capital represented by such securities; and

(iv)
amendments to an amending provision within a security based compensation arrangement.

The Board may grant stock appreciation rights in tandem with Options that have been or are granted under the 2016 Stock Option Plan. A stock appreciation right shall entitle the holder to receive in cash, with respect to each Share as to which the right is exercised, payment in an amount equal to the excess of the share’s fair market value on the date the right is exercised over its fair market value on the date the right was granted. To date no stock appreciation rights have been granted.

The 2016 Stock Option Plan shall terminate in November 2026.

2018 Stock Option Plan

The principal purposes of the 2018 Stock Option Plan is to secure for the Company and its Shareholders the benefits of incentive inherent in the share ownership by issuing Options to the employees (including part-time employees), directors or officers of the Company or any of its subsidiaries or affiliates, management company employees, consultants, and service providers (“Optionees”) who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that a stock option plan of the nature provided for in the 2018 Stock Option Plan aids in retaining and encouraging persons of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

The maximum number of Shares available at all times for issuance under the 2018 Stock Option Plan or any other security based compensation arrangements (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Shares at the time of grant. Any increase in the number of issued and outstanding Shares will result in an increase in the number of Shares issuable under the 2018 Stock Option Plan. The 2018 Stock Option Plan is an “evergreen” plan and accordingly, any issuance of Shares from treasury, including issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Options issuable under the 2018 Stock Option Plan.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options, being the closing price of the Shares on the TSX (or if the Shares are not then listed on the TSX, on the principal stock exchange on which such Shares are traded, on the trading day of the Option grant)(the “Market Price”). In the event that the Shares are not then listed and posted for trading on a stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

The exercise price per Share under an Option shall be determined by the Board, but, in any event, shall not be lower than the market price of the Shares on the date of grant of the Options.

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Board at the time of granting the Options provided, however, that the maximum term of any Options awarded under the 2018 Stock Option Plan is ten (10) years from the date of the Option grant.

In the event that the expiry of an Option falls within, or within two (2) days of, a trading blackout period imposed by Company, the expiry date of the Option shall be automatically extended to the tenth business day following the end of the blackout period.

An Optionee will have, in all cases subject to the original Option expiry date and any determination otherwise by the Board:

●
In the event of retirement or resignation, a 12-month period to exercise his or her Options, which will automatically vest;
●
In the event of the death or disability of an Optionee, a 12-month period to exercise his or her Options, which will automatically vest;
●
In the event of termination without cause of an Optionee, the Optionee will have 12 months to exercise his or her Options which have vested, but any unvested Options will become void; and
●
In the event of termination with cause, Options shall become void, except as may be set out in the Optionee’s Option commitment or as otherwise determined by the Board in its sole discretion.

In the event of a change of control, the vesting of all Options and the time for the fulfilment of any conditions or restrictions on such vesting shall be accelerated to a date or time immediately prior to the effective time of the change of control, and the Board, in its sole discretion, may authorize and implement any one or more of the following additional courses of action:

●
Terminating without any payment or other consideration, any Options not exercised or surrendered by the effective time of the change of control;
●
Causing the Company to offer to acquire from each Optionee his or her Options for a cash payment equal to the in-the-money amount, and any Options not so surrendered or exercised by the effective time of the change of control will be deemed to have expired; and
●
An Option granted under the 2018 Stock Option Plan be exchanged for an option to acquire, for the same exercise price, that number and type of securities as would be distributed to the Optionee in respect of the Shares issued to the Optionee had he or she exercised the Option prior to the effective time of the change of control, provided that any such replacement option must provide that it survives for a period of not less than one (1) year from the effective time of the change of control, regardless of the continuing directorship, officership or employment of the Optionee.

For great certainty, and notwithstanding anything else to the contrary contained in the 2018 Stock Option Plan, the Board may, in its sole discretion, in any change of control which may or has occurred, make such arrangements as it deems appropriate for the exercise of issued and outstanding Options including, without limitation, the power to modify the terms of the 2018 Stock Option Plan and/or the Options as contemplated above. If the Board exercises such power, the Options shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board prior to or in conjunction with completion of the change of control.

The grant of Options under the 2018 Stock Option Plan is subject to a restriction such that the number of Shares: (i) issued to insiders of Company, within any one-year period, and (ii) issuable to insiders of Company, at any time, under the 2018 Stock Option Plan, or when combined with all of Company’s other security based compensation arrangements, shall not exceed 10% of Company’s total issued and outstanding Shares, respectively.

The Board may delegate, to the extent permitted by applicable law and by resolution of the Board, its powers under the 2018 Stock Option Plan to the Compensation Committee, or such other committee as the Board may determine from time to time, such committee consisting of no less than two (2) members.

Options are not assignable or transferable other than by will or by the applicable laws of descent. During the lifetime of an Optionee, all Options may only be exercised by the Optionee.

The amendment provisions of the 2018 Stock Option Plan provide the Board with the power, subject to the requisite regulatory approval, to make the following amendments to the provisions of the 2018 Stock Option Plan and any Option commitment without Shareholder approval (without limitation):

●
Amendments of a housekeeping nature,
●
Additions or changes to any vesting provisions of an Option,
●
Changes to the termination provisions of an Option or the 2018 Stock Option Plan which do not entail an extensions beyond the original expiry date,

●
Addition of a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the 2018 Stock Option Plan reserves, and
●
Amendments to reflect changes to applicable securities or tax laws.

However, any of the following amendments require Shareholder approval:

●
Reducing the exercise price of an Option, cancelling and reissuing an Option, or cancelling an Option in order to issue an alternative entitlement,
●
Amending the term of an Option to extend the term beyond its original expiry date,
●
Materially increasing the benefits to the holder of Options who is an insider to the material detriment of Company and the Shareholders,
●
Increasing the number of Shares or maximum percentage of Shares which may be issued pursuant to the 2018 Stock Option Plan (other than by virtue of adjustments permitted under the 2018 Stock Option Plan),
●
Permitting Options to be transferred other than for normal estate settlement purposes,
●
Removing or exceeding of the insider participation limits,
●
Materially modifying the eligibility requirements for participation in the 2018 Stock Option Plan, or
●
Modifying the amending provisions of the 2018 Stock Option Plan.

If the LTIP Plan Resolution is approved by Shareholders at the Meeting, no further awards shall be granted under the 2018 Stock Option Plan and it shall terminate in accordance with its terms.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is now, or was at any time since the beginning of the most recently completed financial year of the Company has been, a director, executive officer or senior officer of the Company, or associate thereof, been indebted to the Company, or had indebtedness during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed fiscal year or in any proposed transaction which, in either case, has or will materially affect the Company.

ADDITIONAL INFORMATION
Additional information related to the Company, including the Annual Information Form, financial statements and management discussion and analysis (MD&A) for the most recently completed financial year, is available on SEDAR at www.sedar.com or on the Company website at www.nextsourcematerials.com.

Shareholders may request copies of such financial statements and MD&A by mailing a request to: NextSource Materials Inc., 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, M5X 2A2.

APPENDIX “A”

BOARD MANDATE

BOARD OF DIRECTORS MANDATE

The Board of Directors (the "Board") of NextSource Materials Inc. (the "Corporation") has the responsibilities and duties as outlined below:

1.
Responsible for the stewardship of the Corporation.

2.
To oversee the management of the business and affairs of the Corporation.

3.
To perform such duties and approve certain matters as may be required by applicable legislation and regulations, including those of the Ontario Securities Commission, the United States Securities and Exchange Commission, the Toronto Stock Exchange and the New York Stock Exchange.

4.
To oversee the Corporation’s strategic direction, organizational structure and succession planning of the Chief Executive Officer.

5.
To adopt a strategic planning process and review, on an annual basis, a strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business.

6.
To identify the principal business risks and review and approve key policies and practices, particularly in the areas of mine development and safety, property acquisitions, mineral reserve and mineral resource calculations, internal control, corporate governance and risk management and ensure the implementation of appropriate systems to manage those risks.

7.
To ensure that the Board receives from senior management the information and input required to enable the Board to effectively perform its duties.

8.
To ensure the integrity of the Corporation’s internal controls and management information systems.

9.
To review and approve all material transactions.

10.
To review the performance of the Corporation on a consolidated basis and approve all annual and quarterly financial statements and the declaration of dividends.

11.
To the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

12.
To approve the appointment and compensation of executive management and training and monitoring of executive management.

13.
To develop the Corporation’s approach to corporate governance and its corporate governance principles and guidelines.

14.
To provide advice and counsel the Chief Executive Officer.

15.
To establish committees of the Board, delegate the appropriate responsibilities to those said committees, and appoint the Chairs for committees of the Board.

16.
On the recommendation of the Corporate Governance Committee, to appoint directors or recommend nominees for election to the Board at the Annual Meeting of shareholders.

17.
From its membership, to appoint a non-executive Chairman of the Board or Lead Director.

18.
To conduct and act upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

19.
To oversee the establishment of processes for accurate, timely and full public disclosure, including the Corporation’s disclosure policy.

20.
To ensure that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Corporation’s Code of Ethics.

APPENDIX “B”

AUDIT COMMITTEE CHARTER

GENERAL AND AUTHORITY

The Board of Directors of NextSource Materials Inc. (the “Company) appoints the Audit Committee (the “Committee). The Committee is a key component of the Company’s commitment to maintaining a higher standard of corporate responsibility. The Committee shall review the Company’s financial reports, internal control systems, the management of financial risks and the external audit process. It has the authority to conduct any investigation appropriate to its responsibilities. The Committee has the authority to: engage independent counsel and other advisors as it necessary to carry out its duties; set and pay the compensation for advisors employed by the Committee; and communicate directly with the internal and external auditors.

RESPONSIBILITIES

Overseeing the External Audit Process - The Committee shall recommend to the Board the external auditor to be nominated, shall set the compensation for the external auditor and shall ensure that the external auditor reports directly to the Committee. (b) The Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. (c) The Committee shall review the external auditor’s audit plan, including scope, procedures and timing of the audit. (d) The Committee shall pre-approve all non-audit services to be provided by the external auditor. (e) The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employers of the present and former external auditor. (f) The Committee shall review fees paid by the Company to the external auditor and other professionals in respect of audit and non-audit services on an annual basis.

Financial Reporting and Internal Controls - (a) The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles, that the information contained therein is not erroneous, misleading or incomplete and that the audit function has been effectively carried out. (b) The Committee shall report to the Board with respect to its review of the annual audited financial statements and recommend to the Board whether or not same should be approved prior to their being publicly disclosed. (c) The Committee shall review the Company’s annual and interim financial statements, management’s discussion and analysis relating to annual and interim financial statements, and earnings press releases prior to any of the foregoing being publicly disclosed by the Company. (d) The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements other than the disclosure referred to in Section 3.2(c) of this Charter, and periodically assess the adequacy of these procedures. (e) The Committee shall oversee any investigations of alleged fraud and illegality relating to the Company’s finances. (f) The Committee shall establish procedures for: (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (2) the confidential, anonymous submission by employees of the Company or concerns regarding questionable accounting or auditing matters. (g) The Committee shall meet no less frequently than annually with the external auditor and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls, auditing matters and such other matters as the Committee deems appropriate.

Risk Management - The Committee shall inquire of management and the external auditor regarding significant risks or exposures to which the Company may be subject, and shall assess the adequacy of the steps management has taken to minimize such risks.

Other Responsibilities - The Committee shall perform any other responsibilities consistent with this Charter and any applicable laws as the Committee or Board deems appropriate.

COMPOSITION AND MEETINGS

Composition - (a) The Committee shall be composed of three or more directors, all of whom are independent as per the independence standards of the NYSE MKT in the United States of America and as per the standards of NI 58-101 in Canada (each are independent directors as they do not have involvement in the day-to-day operations of the Company). (b) If at any time, the Company ceases to be exempt from Part 3 of National Instrument 52-110 - Audit Committees, every audit committee member shall be Independent, as such term is defined in said Instrument. (c) Notwithstanding Sections 4.1(a) and 4.1(b) of this Charter, the Committee and its membership shall at all times be so constituted as to meet all current, applicable legal, regulatory and listing requirements, including, without limitation, securities laws and the requirements of the TSX and of all applicable securities regulatory authorities. (d) Committee members will be appointed by the Board. One member shall be designated by the Board to serve as Chair.

Meetings - (a) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or are required. A minimum of two and at least 50% of the members present in person or by telephone shall constitute a quorum. For quorum to exist, the majority of members’ present must not be Company’ employees, Control Persons or officers or any of its Associates or Affiliates, (capitalized terms as defined by the TSX). (b) If a vacancy in the Committee exists, the remaining members may exercise all of its powers and responsibilities provided that a quorum (as herein defined) remains in office. (c) The time and place at which meetings of the Committee shall be held, and the procedures at such meetings, shall be determined by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile or electronic means, by giving 48 hours’ notice, or such greater notice as may be required under the Company’s By-Laws, provided that no notice shall be necessary if all the members are present either in person or by telephone or if those absent have waived notice. (d) The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting. (e) The Committee may invite such officers, directors and employees of the Company as it deems appropriate, from time to time, to attend meetings of the Committee. Any matters to be determined by the Committee shall be decided by a majority of the votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of the votes cast at a meeting of the Committee called for such purpose.

REPORTING TO THE BOARD

The Committee shall report regularly to the Board on Committee activities, findings and recommendations. The Committee is responsible for ensuring that the Board is aware of any matter that may have a significant impact on the financial condition or affairs of the Company.

CONTINUED REVIEW OF CHARTER

The Committee shall review and assess the continued adequacy of this Charter annually and submit such proposed amendments as the Committee sees fit to the Board for its consideration.

APPENDIX “C”

LONG-TERM INCENTIVE PLAN